Exhibit 99.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A

(Amendment No. 2)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 001-08454

ACCO Brands Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-2704017
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

300 Tower Parkway

Lincolnshire, Illinois 60069

(Address of Registrant’s Principal Executive Office, Including Zip Code)

(847) 541-9500

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this
Form 10-K/A.  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☑

As of June 30, 2011, the aggregate market value of the shares of Common Stock held by non-affiliates of the registrant was approximately $282 million.

As of February 1, 2012, the registrant had outstanding 55,480,751 shares of Common Stock.

EXPLANATORY NOTE

ACCO Brands Corporation (“ACCO Brands” or the “Company”) is filing this Amendment No. 2 to its Annual Report on Form 10-K for the year ended December 31, 2011 (as previously amended, the “2011 Annual Report”) to supplement certain information contained in Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 8. Financial Statements and Supplementary Data. In response to SEC comments, the Company is enhancing its disclosure within these Items to expand its discussion of the assumptions used in recording the Company’s obligations under its pension benefit plans and the resulting impacts. The changes are reflected in the descriptions of the Company’s Critical Accounting Policies and in the Notes to Consolidated Financial Statements, as contained in the following items:

•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Employee Benefit Plans; and

•	Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements—Note 4 Pension and Other Retiree Benefits, and Note 19 Quarterly Financial Information (Unaudited).

Other than the above-described changes to Note 4 and Note 19, our financial statements have not been changed.

We also are re-filing the XBRL interactive data filed as exhibits to the 2011 Annual Report to reflect the changes in Note 4 Pension and Other Retiree Benefits and Note 19 Quarterly Financial Information (Unaudited) of the Notes to Consolidated Financial Statements.

This Amendment to the 2011 Annual Report contains only Items 7, 8 and 15 of Form 10-K, and ACCO Brands is not amending or supplementing any other information in its previously filed 2011 Annual Report.

PART II

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

ACCO Brands is one of the world’s largest suppliers of branded office products (excluding furniture, computers, printers and bulk paper) to the office products resale industry. We design, develop, manufacture and market a wide variety of traditional and computer-related office products, supplies, binding and laminating equipment and related consumable supplies, personal computer accessory products, paper-based time management products and presentation aids and products. Through a focus on research, marketing and innovation, we seek to develop new products that meet the needs of our consumers and commercial end-users, which we believe will increase the product positioning of our brands. We compete through a balance of innovation, a low-cost operating model and an efficient supply chain. We sell products in highly competitive markets, and compete against large international and national companies, regional competitors and against our own customers’ direct sourcing of private-label products. We sell our products primarily to markets located in North America, Europe and Australia. Our brands include GBC®, Kensington®, Quartet®, Rexel, Swingline®, Wilson Jones®, Marbig, NOBO and Day-Timer®, among others.

The majority of our office products are used by businesses. Most of these end-users purchase our products from our reseller customers, which include commercial contract stationers, retail superstores, wholesalers, mail order and internet catalogs, mass merchandisers, club stores and dealers. We also supply our products directly to commercial and industrial end-users and to the educational market. Historically we have targeted the premium-end of the product categories in which we compete. However, we also supply private label products for our customers where we believe we have an economic advantage or where it is necessary to merchandise a complete category.

Our leading brand positions provide the scale to enable us to invest in product innovation and drive market growth across our product categories. In addition, the expertise we use to satisfy the exacting technical specifications of our more demanding commercial customers is in many instances the basis for expanding our product range to include consumer products.

Our strategy centers on a combination of growing sales and market share and generating acceptable profitability and returns. Specifically, we have substantially reduced our operating expenses and seek to leverage our platform for organic growth through greater consumer understanding, product innovation, marketing and merchandising, disciplined category expansion including broader product penetration and possible strategic transactions, and continued cost realignment. To achieve these goals, we plan to continue to execute the following strategies: (1) invest in research, marketing and innovation, (2) penetrate the full product spectrum of our categories and (3) opportunistically pursue strategic transactions.

On November 17, 2011, the Company announced the signing of a definitive agreement to merge the Mead C&OP Business into the Company in a transaction valued at approximately $860 million as of the date the transaction was announced. The Mead C&OP Business is a leading manufacturer and marketer of school supplies, office products, and planning and organizing tools—including the Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge®, Day Runner®, Hilroy, Tilibra and Grafons brands in the U.S., Canada and Brazil. Upon completion of the transaction, MeadWestvaco shareholders will own 50.5% of the combined company. The transaction is subject to approval by the Company’s shareholders and the satisfaction of customary closing conditions and regulatory approvals, including a ruling from the U.S. Internal Revenue Service on the tax-free nature of the transaction for MeadWestvaco. The transaction is expected to be completed in the first half of 2012. The Company will be the accounting acquirer in the merger and will apply purchase accounting to the assets and liabilities acquired upon consummation of the merger. In connection with this transaction, in the year ended December 31, 2011, the Company has incurred expenses of $5.6 million.

On June 14, 2011, the Company announced the disposition of GBC-Fordigraph Business. The Australia-based business was formerly part of the ACCO Brands International segment and the results of operations are included in the financial statements as a discontinued operation for all periods presented. The GBC-Fordigraph Business represented $45.9 million in annual net sales for the year ended December 31, 2010. The Company has received final proceeds of $52.9 million inclusive of working capital adjustments and selling costs. In connection with this transaction, in 2011, the Company recorded a gain on sale of $41.9 million ($36.8 million after-tax).

In June 2009, the Company completed the sale of its commercial print finishing business for final gross proceeds of $16.2 million, after final working capital adjustments. As a result of the adjustments, the Company received net cash proceeds before expenses of $12.5 million and a $3.65 million note due from the buyer payable in installments, $1.325 million of which was paid in June, 2011 and $2.325 million that is due June, 2012. Interest on the unpaid balance is payable at the rate of 4.9 percent per annum. The gross proceeds received are before fees and expenses related to the transactions and provisions arising from continuing litigation related to the transaction. The commercial print finishing business has been classified as a discontinued operation in our consolidated financial statements for all periods presented.

For further information on the Company’s discontinued operations see Note 18, Discontinued Operations, to our consolidated financial statements contained in Item 8 of this report.

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements of ACCO Brands Corporation and the accompanying notes contained therein. Unless otherwise noted, the following discussion pertains only to our continuing operations.

Overview of Company Performance

ACCO Brands’ results are dependent upon a number of factors affecting sales, including pricing and competition. Historically, key drivers of demand in the office products industry have included trends in white collar employment levels, gross domestic product (GDP) and growth in the number of small businesses and home offices together with usage of personal computers. Pricing and demand levels for office products have also reflected a substantial consolidation within the global resellers of office products. This consolidation has led to multiple years of industry pricing pressure and a more efficient level of asset utilization by customers, resulting in lower sales volumes for suppliers of office products.

With 53% of revenues for the fiscal year ended December 31, 2011 arising from foreign operations, exchange rate fluctuations can play a major role in our reported results. Foreign currency fluctuations impact our business in two important ways. The first and more obvious foreign exchange impact comes from the translation of our foreign operations results into U.S. dollars: a weak U.S. dollar therefore benefits ACCO Brands and a strong U.S. dollar will diminish the contribution from our foreign operations. The second, but potentially larger and less obvious impact is from foreign currency fluctuations on our cost of goods sold. A significant portion of the products we sell worldwide are sourced from Asia (approximately 70%) and paid for in U.S. dollars. However, our international operations sell in their local currency, and are exposed to their domestic currency movements against the U.S. dollar. A strong U.S. dollar, therefore, increases our cost of goods sold and a weak U.S. dollar decreases our cost of goods sold for our international operations.

We respond to these market changes by adjusting our sales prices, but this response can be difficult during periods of rapid fluctuation. A significant portion of our foreign-currency cost of goods purchases is hedged with forward foreign currency contracts, which delays the economic effect of a fluctuating U.S. dollar helping us align market pricing changes. The financial impact on our business from foreign exchange movements for cost of goods is also further delayed until we sell the inventory. The two foreign exchange exposures impact the business at different times: the translation of results is impacted immediately when the exchange rates move, whereas the impact on our cost of goods is typically delayed due to a combination of currency hedging and the inventory cycle.

During the second half of 2010 and into 2011, the cost of certain commodities used to make our products increased significantly, negatively impacting our cost of goods. We continue to monitor commodity costs and work with our suppliers and customers to negotiate balanced and fair pricing that best reflect the current economic environment. Select price increases took effect during the third quarter of 2010 and the Company implemented additional price increases in the first and third quarters of 2011. These increases are intended to further help offset our additional cost increases.

The Company did not incur restructuring charges in 2011 and 2010, but adjusted outstanding reserve estimates as necessary. Cash payments related to prior years’ restructuring and integration activities amounted to $3.4 million during 2011. It is expected that additional disbursements of $1.0 million will be completed by the end of 2013 as the Company spends amounts accrued on its balance sheet. Any residual cash payments beyond 2011 are anticipated to be offset by expected proceeds from real estate held for sale. Additionally, in the first quarter of 2011, the Company initiated plans to rationalize its European operations. The associated costs primarily related to employee terminations, which were accounted for as regular business expenses and were primarily incurred in the first half of 2011; these were largely offset by associated savings realized in the second half of 2011. These costs totaled $4.5 million during the year December 31, 2011.

The Company funds liquidity needs for capital investment, working capital and other financial commitments through cash flow from continuing operations and its $175.0 million revolving credit facility. Based on our borrowing base, as of December 31, 2011, approximately $165.5 million remained available for borrowing under our revolving credit facility.

During 2009, the Company determined that it was no longer more likely than not that its U.S. deferred tax assets would be realized, and as a result, the Company recorded a non-cash charge of $108.1 million to establish a valuation allowance against its U.S. deferred tax assets. In addition, during 2009, the Company recorded a non-cash impairment charge of $1.7 million on certain of its trade names.

Refinancing Transactions

On September 30, 2009, the Company issued $460.0 million aggregate principal amount of its 10.625% Senior Secured Notes due March 15, 2015 (the “Senior Secured Notes”), and entered into a four-year senior secured asset-based revolving credit facility (“ABL Facility”) providing for borrowings of up to $175.0 million subject to borrowing base limitations including a $40 million sub-limit for letters of credit and an optional $50 million accordion feature (available to fund working capital growth if needed). Initial borrowings under the ABL Facility were $16.1 million. These funds, together with the $453.1 million in proceeds from the issuance of the Senior Secured Notes, were used to (i) repay all outstanding borrowings under and terminate the Company’s prior senior secured credit agreements, (ii) repay all outstanding borrowings under and terminate the Company’s accounts receivable securitization program, (iii) terminate the Company’s cross-currency swap agreement, (iv) repurchase approximately $29.1 million aggregate principal amount of its 7 5/8% senior subordinated notes due August 15, 2015 (“Senior Subordinated Notes”) and (v) pay the fees, expenses and other costs relating to such transactions.

On November 17, 2011, the Company announced the signing of a definitive agreement to merge the Mead C&OP Business into the Company. Subject to this transaction closing, the Company has underwritten financing that will fund a $460 million dividend to MeadWestvaco and refinance the Company’s Senior Secured Notes, which had a principal amount outstanding of $425.1 million as of December 31, 2011, and its $175.0 million revolving credit facility, together with transaction and refinancing expenses.

Fiscal 2011 versus Fiscal 2010

The following table presents the Company’s results for the years ended December 31, 2011 and 2010.

	Twelve Months Ended December 31,		Amount of Change
(in millions of dollars)	2011	2010	$	%
Net sales	$1,318.4	$1,284.6	$33.8	3%
Cost of products sold	903.7	887.5	16.2	2%
Gross profit	414.7	397.1	17.6	4%
Gross profit margin	31.5%	30.9%		0.6 pts
Advertising, selling, general and administrative expenses	293.9	281.2	12.7	5%
Amortization of intangibles	6.3	6.7	(0.4)	(6)%
Restructuring income	(0.7)	(0.5)	(0.2)	40%
Operating income	115.2	109.7	5.5	5%
Operating income margin	8.7%	8.5%		0.2 pts
Interest expense, net	77.2	78.3	(1.1)	(1)%
Equity in earnings of joint ventures	(8.5)	(8.3)	(0.2)	2%
Other expense, net	3.6	1.2	2.4	200%
Income tax expense	24.3	30.7	(6.4)	(21)%
Effective tax rate	56.6%	79.7%		(23.1)pts
Income from continuing operations	18.6	7.8	10.8	138%
Income from discontinued operations, net of income taxes	38.1	4.6	33.5	728%
Net income	56.7	12.4	44.3	357%

Net Sales

Net sales increased $33.8 million, or 3%, to $1.32 billion, primarily due to translation gains from the U.S. dollar weakening relative to the prior year, which favorably impacted sales by $39.8 million, or 3%. Underlying sales declined modestly as lower volume in the International and Americas segments were partially offset by higher pricing and volumes gains in the Computer Products segment.

Cost of Products Sold

Cost of products sold includes all product sourcing, manufacturing and distribution costs, including depreciation related to assets used in the manufacturing and distribution process, inbound and outbound freight, shipping and handling costs, purchasing costs associated with materials and packaging used in the production processes. Cost of products sold increased $16.2 million to $903.7 million. The increase reflects the impact of unfavorable currency translation of $25.6 million as well as higher commodity and fuel costs, which were partially offset by lower sales volume and improved manufacturing, freight and distribution efficiencies.

Gross Profit

Management believes that gross profit and gross profit margin provide enhanced shareholder appreciation of underlying profit drivers. Gross profit increased $17.6 million, or 4%, to $414.7 million. The increase in gross profit was primarily due to the benefit from favorable currency translation of $14.2 million. Gross profit margin increased to 31.5% from 30.9%, primarily due to improved freight and distribution efficiencies, particularly in Europe.

SG&A (Advertising, selling, general and administrative expenses)

SG&A expenses include advertising, marketing, selling (including commissions), research and development, customer service, depreciation related to assets outside the manufacturing and distribution processes and all other general and administrative expenses outside the manufacturing and distribution functions (e.g., finance, human resources, information technology, etc.). SG&A increased $12.7 million, or 5%, to $293.9 million, of which currency translation contributed $7.0 million of the increase. SG&A as a percentage of sales increased to 22.3% from 21.9%. This increase was due to $5.6 million in costs associated with the pending acquisition of the Mead C&OP Business. Business rationalization charges of $4.5 million, primarily incurred in the first quarter of 2011, were offset by savings during the rest of the 2011.

Operating Income

Operating income increased $5.5 million, or 5%, to $115.2 million, and as a percentage of sales, operating income increased modestly to 8.7% from 8.5%. The increase in operating income was driven by $7.0 million of favorable currency translation and improved gross margins, partly offset by the SG&A cost increases described above.

Interest Expense, Net, Equity in Earnings of Joint Ventures and Other Expense, Net

Interest expense was $77.2 million compared to $78.3 million in the prior-year. The decrease in interest was due to repurchases of the Company’s Senior Secured Notes and Senior Subordinated Notes totaling $34.9 million and $25.0 million, respectively, as well as lower borrowings under its revolving credit facility during the year. This reduction was partly offset by the acceleration of debt origination amortization costs resulting from bond repurchases of $1.2 million.

Other expense was $3.6 million compared to $1.2 million in the prior-year period. The increase was due to $3.0 million of premium paid on the repurchase of $34.9 million of the Senior Secured Notes, partly offset by lower foreign exchange losses in the current year.

Income Taxes

For the year ended December 31, 2011, the Company recorded income tax expense from continuing operations of $24.3 million on income before taxes of $42.9 million, which compares to an income tax expense from continuing operations of $30.7 million on income before taxes of $38.5 million in the prior year. The high effective tax rates for 2011 and 2010 are due to no tax benefit being provided on losses incurred in the U.S. and certain foreign jurisdictions where valuation reserves are recorded against future tax benefits. Included in the 2011 amount is a $2.8 million benefit from the reversal of a valuation reserve in the U.K. Included in the 2010 amount is an $8.6 million expense recorded to reflect the tax impact of foreign currency fluctuations on an intercompany debt obligation, partially offset by the benefit of a $2.8 million out-of-period adjustment to increase deferred tax assets of a non-U.S. subsidiary.

Income from Continuing Operations

Income from continuing operations was $18.6 million, or $0.32 per diluted share, compared to income of $7.8 million, or $0.14 per diluted share in the prior-year.

Income from Discontinued Operations

Income from discontinued operations was $38.1 million, or $0.66 per diluted share, compared to income of $4.6 million, or $0.08 per diluted share in the prior-year.

Discontinued operations include the results of the Company’s GBC-Fordigraph Business, which was sold during the second quarter of 2011, and the commercial print finishing business, which was sold during 2009. For a further discussion of the Company’s discontinued operations see Note 18, Discontinued Operations, to our consolidated financial statements contained in Item 8 of this report.

The components of discontinued operations for the years ended December 31, 2011 and 2010 are as follows:

(in millions of dollars)	2011	2010
Income from operations before income tax	$2.5	$6.6
Gain (loss) on sale before income tax	41.5	(0.1)
Income tax expense	5.9	1.9

Income from discontinued operations	$38.1	$4.6

Net Income

Net income was $56.7 million, or $0.98 per diluted share, compared to net income of $12.4 million, or $0.22 per diluted share, in the prior year.

Segment Discussion

	Year Ended December 31,
	2011	2010	Amount of change
(in millions of dollars)	Net Sales		$	%
ACCO Brands Americas	$684.9	$688.3	$(3.4)	—
ACCO Brands International	443.2	419.3	23.9	6%
Computer Products	190.3	177.0	13.3	8%

Total segment sales	$1,318.4	$1,284.6	$33.8

	Year Ended December 31,
	2011		2010		Amount of change
(in millions of dollars)	Operating Income	Operating Income Margin	Operating Income	Operating Income Margin	$	%	Margin Points
ACCO Brands Americas	$50.7	7.4%	$56.3	8.2%	$(5.6)	(10)%	(80)
ACCO Brands International	45.6	10.3%	31.5	7.5%	14.1	45%	280
Computer Products	47.1	24.8%	43.0	24.3%	4.1	10%	50

Total segment operating income	$143.4		$130.8		$12.6

Segment operating income excludes corporate costs; interest expense, net; equity in earnings of joint ventures and other expense, net. See Note 15, Information on Business Segments, to our consolidated financial statements contained in Item 8 of this report for a reconciliation of total segment operating income to income from continuing operations before income taxes.

ACCO Brands Americas

Results

ACCO Brands Americas net sales decreased $3.4 million to $684.9 million. Foreign currency translation favorably impacted sales by $5.3 million. Sales volume declined 3%, primarily in the U.S. due to inventory management initiatives by certain customers. The decline was partially offset by higher pricing and increased volumes in Latin America and Canada.

Operating income decreased $5.6 million, or 10%, to $50.7 million and included favorable foreign currency translation of $0.9 million. Operating income margin decreased to 7.4% from 8.2% in the prior-year period primarily due to the deleveraging of fixed costs due to lower sales volume.

ACCO Brands International

Results

ACCO Brands International net sales increased $23.9 million, or 6%, to $443.2 million. The increase was driven by foreign currency translation, which increased sales by $30.0 million, or 7%. Sales volume declined 4% due to weak European market demand, partially offset by European price increases and small volume gains in the Asia-Pacific region.

Operating income increased $14.1 million, or 45%, to $45.6 million, including a $4.6 million benefit from foreign currency translation. Operating income margin increased to 10.3% from 7.5%, mainly due to the substantial improvements in European operations, resulting from higher pricing, improved freight and distribution efficiencies, as well as SG&A savings. Included in the net SG&A savings were $4.5 million of business rationalization charges within Europe.

Computer Products Group

Results

Computer Products net sales increased $13.3 million, or 8%, to $190.3 million. The favorable impact from foreign currency translation increased sales by $4.5 million, or 3%. The remainder of the increase primarily reflects volume gains from sales of new accessory products for smart phones and tablets.

Operating income increased $4.1 million, or 10%, to $47.1 million, resulting from a $1.5 million benefit from foreign currency translation, higher volume and lower SG&A expenses, partially offset by lower security product sales, which adversely impacted both margin and royalty income. Operating income margins increased to 24.8% from 24.3% primarily due to the favorable benefit from increased sales, partially offset by the adverse sales mix.

Fiscal 2010 versus Fiscal 2009

The following table presents the Company’s results for the years ended December 31, 2010 and 2009.

	Year Ended December 31,		Amount of Change
(in millions of dollars)	2010	2009	$	%
Net sales	$1,284.6	$1,233.3	$51.3	4%
Cost of products sold	887.5	868.7	18.8	2%
Gross profit	397.1	364.6	32.5	9%
Gross profit margin	30.9%	29.6%		1.3pts
Advertising, selling, general and administrative expenses	281.2	263.0	18.2	7%
Amortization of intangibles	6.7	7.1	(0.4)	(6)%
Restructuring (income) charges	(0.5)	17.4	(17.9)	(103)%
Intangible asset impairment charges	—	1.7	(1.7)	(100)%
Operating income	109.7	75.4	34.3	45%
Operating income margin	8.5%	6.1%		2.4pts
Interest expense, net	78.3	67.0	11.3	17%
Equity in earnings of joint ventures	(8.3)	(4.4)	(3.9)	89%
Other expense, net	1.2	5.4	(4.2)	(78)%
Income taxes	30.7	126.0	(95.3)	(76)%
Effective tax rate	79.7%	NM		NM
Income (loss) from continuing operations	7.8	(118.6)	126.4	107%
Income (loss) from discontinued operations, net of income taxes	4.6	(7.5)	12.1	161%
Net income (loss)	12.4	(126.1)	138.5	110%

Net Sales

Net sales increased $51.3 million, or 4%, to $1.3 billion led by solid performance in the Computer Products Group and translation gains from the weaker U.S. dollar relative to the prior year, which favorably impacted sales by 2%, or $24.5 million. All segments reported volume increases. Sales growth was partially offset by reduced pricing in the International and Americas segments.

Cost of Products Sold

Cost of products sold includes all manufacturing, product sourcing and freight and distribution costs, including depreciation related to assets used in the manufacturing and distribution process, inbound and outbound freight, shipping and handling costs, purchasing costs associated with materials and packaging used in the production processes. Cost of products sold increased $18.8 million, or 2%, to $887.5 million. The increase principally reflects the impact of currency translation of $14.4 million, increased sales volume, and commodity and compensation cost increases, partially offset by improved sourcing and production efficiencies.

In addition, the prior-year period includes certain other charges that have been recorded within cost of products sold that did not qualify as restructuring. Those charges include redundant warehousing or storage costs during the transition to a new distribution center, equipment and other asset move costs, ongoing facility overhead and maintenance costs after exit and employee retention incentives. For the year ended December 31, 2009, those charges totaled $3.4 million.

Gross Profit

Gross profit increased $32.5 million, or 9%, to $397.1 million and gross profit margin increased to 30.9% from 29.6%. The increases in gross profit and margin were primarily due to increased sales volume, favorable product mix, sourcing, production, freight and distribution efficiencies compared to the period last year, partially offset by increased commodity costs and compensation costs. Product mix was favorable due to higher royalty income from security products and from both higher margin security products and new products. Gross profit also increased from favorable currency translation of $10.1 million.

SG&A (Advertising, selling, general and administrative expenses)

Advertising, selling, general and administrative expenses (“SG&A”) include advertising, marketing, selling, research and development, customer service, depreciation related to assets outside the manufacturing and distribution processes and all other general and administrative expenses outside the manufacturing and distribution functions (e.g., finance, human resources, information technology, etc.). SG&A increased $18.2 million, or 7%, to $281.2 million, with currency translation contributing $3.2 million of the increase and, as a percentage of sales, SG&A increased to 21.9% from 21.3%. The 2010 year results include $24.2 million of additional salary, management incentive and employee benefits expense. The lower expense in 2009 was largely due to temporary reductions in salary and benefits.

In addition, certain other charges have been recorded within SG&A. These charges are incremental to the cost of the Company’s underlying restructuring actions and do not qualify as restructuring. These charges include redundant costs during the transition to a new location, asset move costs, facility overhead and maintenance costs after exit, gains on the sale of exited facilities, certain costs associated with the Company’s debt refinancing and employee retention incentives. For the year ended December 31, 2009, those charges totaled $1.2 million.

Operating Income

Operating income increased 45%, or $34.3 million, to $109.7 million principally as a result of favorable currency translation contributing $6.9 million, and the absence of $23.7 million in impairment, restructuring and other charges incurred in the prior year. As a percentage of sales, operating income improved to 8.5% from 6.1%.

The improvement in operating income margin was driven by improved gross margin, as discussed above, and the decrease in impairment, restructuring and other charges, which was partially offset by the SG&A increase as discussed above.

Interest Expense, Net, Equity in Earnings of Joint Ventures and Other Expense, Net

Interest expense was $78.3 million compared to $67.0 million in the prior-year period. The increase principally reflects higher average interest rates associated with the Company’s refinancing, which was completed at the end of September 2009.

Equity in earnings of joint ventures increased $3.9 million to $8.3 million reflecting higher revenue and reduced expenses related to an acquisition made by one of our unconsolidated joint ventures in the prior year.

Other expense was $1.2 million, compared to $5.4 million in the prior-year period. In the prior year, in connection with the refinancing transactions, the Company recorded a $9.1 million loss on the early extinguishment of debt associated with the repayment of $403.0 million of borrowings outstanding under its senior secured credit agreements and accounts receivable securitization facility, partially offset by a $4.9 million gain on the early extinguishment of debt in connection with the repurchase of $29.1 million of Senior Subordinated Notes.

Income Taxes

For the year ended December 31, 2010, the Company recorded income tax expense from continuing operations of $30.7 million on income before taxes of $38.5 million. This compares to prior year income tax expense from continuing operations of $126.0 million on income before taxes of $7.4 million. During the second quarter of 2009, the Company recorded a non-cash charge of $108.1 million to establish a valuation allowance on its U.S. deferred tax assets. The high effective tax rate for 2010 is due to an increase in the valuation allowance of $15.7 million because no tax benefit is being provided on losses incurred in the U.S. and certain foreign jurisdictions where valuation allowances are recorded against future tax benefits, and because of an $8.6 million expense recorded to reflect the tax impact of foreign currency fluctuations on an intercompany debt obligation, partially offset by the benefit of a $2.8 million out-of-period adjustment recorded in the second quarter to increase deferred tax assets of a non-U.S. subsidiary.

Income (Loss) from Continuing Operations

Income from continuing operations was $7.8 million, or $0.14 per diluted share, compared to a loss of $118.6 million, or $2.18 per diluted share, in the prior year.

Income (Loss) from Discontinued Operations

Income from discontinued operations was $4.6 million, or $0.08 per diluted share, compared to a $7.5 million loss, or $0.14 per diluted share, in the prior-year period.

The financial statement caption “discontinued operations” includes the results of the Company’s former commercial print finishing business, which supplied commercial laminating film and equipment to printers and packaging suppliers and represented approximately $100 million in annual net sales. During the fourth quarter of 2008, the Company’s Board of Directors authorized management to sell its commercial print finishing business and in the first quarter of 2009, the Company announced it had reached a definitive agreement to sell this business and to exit from selling high volume laminating film and equipment.

In June 2009, the Company completed the sale of its commercial print finishing business for final proceeds of $16.2 million, after final working capital adjustments made during the third quarter. As a result of the adjustments, the Company received net cash proceeds before expenses of $12.5 million and a $3.65 million note due from the buyer payable in installments of $1.325 million in June 2011 and $2.325 million in June 2012. Interest on the unpaid balance is payable at the rate of 4.9 percent per annum. The sale resulted in a pre-tax loss for the year 2009 of $0.8 million ($1.1 million after-tax), which included a pre-tax pension curtailment gain of $0.5 million. During the fourth quarter of 2010, the Company completed the sale of a property formerly occupied by its commercial print finishing business, resulting in a gain on sale of $1.7 million. Also in 2010, the Company recorded a loss on sale of $0.1 million ($0.2 million after-tax) related to the settlement of litigation attributable to the wind-down of the disposed operations.

During the year ended December 31, 2010 discontinued operations included $5.2 million in income from operations ($3.7 million after-tax) from the GBC-Fordigraph Business. During the year ended December 31, 2009 discontinued operations included $4.7 million of income from operations ($2.8 million after-tax) from the GBC-Fordigraph Business.

For a further discussion of the Company’s discontinued operations see Note 18, Discontinued Operations, to our consolidated financial statements contained in Item 8 of this report.

The components of discontinued operations for the years ended December 31, 2010 and 2009 are as follows:

(in millions of dollars)	2010	2009
Income (loss) from operations before income taxes	$6.6	$(4.3)
Loss on sale before income tax	(0.1)	(0.8)
Provision for income taxes	1.9	2.4

Income (loss) from discontinued operations	$4.6	$(7.5)

Net Income (Loss)

Net income was $12.4 million, or $0.22 per diluted share, compared to a net loss of $126.1 million, or $2.32 per diluted share in the prior year.

Segment Discussion

	Year Ended December 31,
	2010	2009	Amount of change
(in millions of dollars)	Net Sales		$	%
ACCO Brands Americas	$688.3	$671.5	$16.8	3%
ACCO Brands International	419.3	398.8	20.5	5%
Computer Products	177.0	163.0	14.0	9%

Total segment sales	$1,284.6	$1,233.3	$51.3

	Year Ended December 31,
	2010		2009		Amount of change
(in millions of dollars)	Operating Income	Operating Income Margin	Operating Income	Operating Income Margin	$	%	Margin Points
ACCO Brands Americas	$56.3	8.2%	$38.6	5.7%	$17.7	46%	250
ACCO Brands International	31.5	7.5%	23.0	5.8%	8.5	37%	170
Computer Products	43.0	24.3%	31.7	19.4%	11.3	36%	490

Total segment operating income	$130.8		$93.3		$37.5

Segment operating income excludes corporate costs; interest expense net; equity in earnings of joint ventures and other expense, net. See Note 15, Information on Business Segments, to our consolidated financial statements contained in Item 8 of this report for a reconciliation of total segment operating income to income from continuing operations before income taxes.

ACCO Brands Americas

Results

ACCO Brands Americas net sales increased $16.8 million, or 3%, to $688.3 million. The favorable impact from foreign currency translation increased sales by $12.1 million, or 2%. Sales volume increased 2% driven by growth in all markets, partially offset by reduced pricing.

ACCO Brands Americas operating income increased $17.7 million, to $56.3 million, and operating income margin increased to 8.2% from 5.7% in the prior year period. The increase in operating income primarily reflects the impact of an improved gross margin resulting from improved customer channel mix and a favorable product mix due to increased sales in the higher margin stapling category and decreased sales in the lower margin bindery and accessories category. Also contributing were sourcing, production, freight and distribution efficiencies; the absence of $6.9 million in impairment, restructuring and other charges incurred in the 2009 period; and $2.0 million of foreign exchange benefit. This increase was partially offset by $17.3 million of higher compensation expense resulting primarily from temporary salary reductions and suspension of management incentive programs and retirement plan contributions in 2009 together with increased commodity costs in 2010.

ACCO Brands International

Results

ACCO Brands International net sales increased $20.5 million, or 5%, to $419.3 million. The favorable impact from foreign currency translation increased sales by $12.5 million, or 3%. All regions experienced volume growth, offset by lower pricing, principally in Australia where foreign exchange volatility required significant price increases in 2009, which were reversed in 2010.

ACCO Brands International operating income increased $8.5 million, to $31.5 million, and operating income margin increased to 7.5% from 5.8% in the prior-year period. The increase in operating income was primarily the result of the absence of $13.4 million in impairment, restructuring and other charges incurred in the 2009 period. Reduced operating performance came from our European operations, which suffered increases in its cost of goods sold due to higher commodity costs and weak local currencies versus the U.S. dollar together with increased customer program costs. This decrease in operating income was partially offset by improved operating performance from our other international regions.

Computer Products Group

Results

Computer Products net sales increased $14.0 million, or 9%, to $177.0 million. The increase reflects strong growth in sales mainly from security products in most regions. There was no net impact due to currency translation on the full year results.

Operating income increased 36%, or $11.3 million, to $43.0 million due to higher royalty income from security products, favorable product mix, higher sales volumes and the absence of $2.6 million in restructuring and other charges incurred in the 2009 period, partially offset by $4.0 million of higher compensation expense resulting primarily from temporary salary reductions, and the suspension of management incentive programs and retirement plan contributions in 2009. Operating income margins increased to 24.3% from 19.4% primarily due to higher royalty income from security products and favorable product mix from both higher margin security products and new products.

Liquidity and Capital Resources

Our primary liquidity needs are to service indebtedness, fund capital expenditures and support working capital requirements. Our principal sources of liquidity are cash flows from operating activities, cash and cash equivalents held and borrowings under our ABL Facility (defined below). Because of the seasonality of our business we typically carry greater cash balances in the third and fourth quarters of our fiscal year. Lower cash balances are typically carried during the first and second quarters due to the timing of payments made by the Company pursuant to customer rebate and management incentive programs. We maintain adequate financing arrangements at market rates. Our priority for cash flow use over the near term, after internal growth, is to invest in new products through both organic development and acquisitions and to fund the reduction of debt.

Any available overseas cash is repatriated on a continuous basis. Undistributed earnings of foreign subsidiaries that are expected to be permanently reinvested, aggregated to approximately $517 million at December 31, 2011 and $495 million at December 31, 2010. If these amounts were distributed to the U.S., in the form of a dividend or otherwise, the Company would be subject to additional U.S. income taxes.

On November 17, 2011, the Company announced the signing of a definitive agreement to merge the Mead C&OP Business into the Company. Subject to this transaction closing, the Company has underwritten financing that will fund a $460 million dividend to MeadWestvaco and refinance the Company’s Senior Secured Notes, which had a principal amount outstanding of $425.1 million as of December 31, 2011, and its $175.0 million revolving credit facility, together with transaction and refinancing expenses.

Loan Covenants

The indentures governing our Senior Secured Notes and Senior Subordinated Notes do not contain quarterly or annual financial performance covenants. However, these indentures restrict, among other things, ACCO Brands’ ability and the ability of ACCO Brands’ restricted subsidiaries to, subject to certain exceptions, incur additional indebtedness, create liens, pay dividends, make certain investments, enter into certain types of transactions with affiliates and provide for limitations on any restricted subsidiary’s ability to pay dividends, make loans, or transfer assets to ACCO Brands or other restricted subsidiaries.

The ABL Facility contains customary terms and conditions, including limitations on liens and indebtedness, asset sales, and intercompany transactions. A springing fixed charge financial covenant would be triggered if the excess availability under the ABL Facility falls below $20.0 million or 15% of total commitments. The ABL Facility also contains cash dominion provisions that apply in the event that the Company’s excess availability fails to meet certain thresholds. Further, it limits the ability of the Company to repurchase Senior Subordinated Notes while the facility is utilized.

The Senior Secured Notes, Senior Subordinated Notes and the ABL Facility contain customary events of default, including payment default, breach of representation and warranties, covenant defaults, cross-defaults and cross-accelerations, certain bankruptcy or insolvency events, judgment defaults, certain ERISA-related events, changes in control or ownership and invalidity of any collateral or guarantee or other document. Any inability to pay interest on, or principal of, our outstanding debt as it becomes due could result in an event of default under any of the agreements governing any of our debt obligations, in which case our lenders could elect to declare all amounts outstanding to be immediately due and payable. If the lenders accelerate the payment of any of our indebtedness, our assets may not be sufficient to repay in full such indebtedness and any other indebtedness that would become due as a result of such acceleration and, if we were unable to obtain replacement financing or any such replacement financing was on terms that were less favorable than the indebtedness being replaced, our liquidity and results of operations would be materially and adversely affected.

Compliance with Loan Covenants

Based on our borrowing base, as of December 31, 2011, the amount available for borrowings under the Company’s ABL Facility was $165.5 million (allowing for $9.5 million of letters of credit outstanding on that date). The Company’s ABL Facility would not be affected by a change in its credit rating.

As of and for the period ended December 31, 2011, the Company was in compliance with all applicable loan covenants.

Guarantees and Security

The Senior Secured Notes are guaranteed on a senior secured basis by the Company’s existing and future domestic subsidiaries, with certain exceptions, and are secured on a first-priority basis by a lien on substantially all of the Company’s and guarantors’ present and future assets (other than receivables and inventory and their related general intangibles and certain other assets), including equipment, certain owned and leased real property interests, trade names and certain other intellectual property, certain intercompany receivables and all present and future equity interests of each of the Company’s and guarantors’ directly owned domestic subsidiaries and up to 65% of the present and future equity interests of certain of the Company’s and the guarantors’ directly owned foreign subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Senior Secured Notes and the related guarantees also are secured on a second-priority basis by a lien on the assets that secure the Company’s and the guarantors’ obligations under the ABL Facility, including accounts receivable, inventory and the other assets identified as excluded first-lien assets above.

The Company’s obligations under the ABL Facility are guaranteed by the same subsidiaries that guarantee the Senior Secured Notes together with certain of the Company’s foreign subsidiaries and are secured on a first-priority basis by a lien on substantially all of the Company’s and such guarantors’ accounts receivable, inventory and the other assets identified as excluded first-lien assets above with respect to the Notes.

Cash Flow

Fiscal 2011 versus Fiscal 2010

Cash Flow from Operating Activities

For the year ended December 31, 2011, cash provided by operating activities was $61.8 million, compared to $54.9 million in the prior year. Net income for 2011 was $56.7 million, compared to $12.4 million in 2010. Non-cash and non-operating adjustments to net income on a pre-tax basis in 2011 totaled $10.0 million, compared to $46.2 million in 2010. The 2011 net adjustments were substantially lower than 2010, largely due to the sale of the GBC-Fordigraph Business which resulted in a pre-tax net gain of $41.9 million.

The table below shows our cash flow from accounts receivable, inventories and accounts payable for the years ended December 31, 2011 and 2010, respectively:

	2011	2010
Accounts receivable	$0.6	$(18.5)
Inventories	5.4	(9.8)
Accounts payable	16.8	14.8

Cash flow from net working capital	$22.8	$(13.5)

Operating cash flow in 2011 of $61.8 million was the result of the realization of income from operations and net working capital, partly offset by the use of cash to fund income tax and interest payments and contributions to our pension plans. Compared to the prior year, accounts receivable levels reflect improved customer collections and increased sales in the early part of the fourth quarter, which allowed us to collect more of our receivables before the end of the quarter. Inventory levels demonstrate improved supply chain management. Payments associated with the 2010 annual incentive plan of approximately $9 million were made during the first quarter of 2011, compared to approximately $1 million in the prior year. Income tax payments were $27.7 million in 2011, compared to only $13.9 million in the 2010 period when the Company benefited from substantial refunds related to prior years and had lower operating profit. Interest payments of $71.9 million were slightly higher than the prior year, while contributions to the Company’s pension plans of $13.5 million were slightly less than payments made during the prior year. Payments associated with the Company’s wind-down of restructuring activities were $3.4 million, while European business rationalization activity resulted in payments of $4.2 million during 2011. In addition, the second half of 2011 included payments in pursuit of the Mead C&OP Business acquisition of $4.8 million.

During the 2010 year, a recurring pattern of strong sales during the final month of each quarter lead to high quarter-end accounts receivable balances. In addition, inventory levels increased due to higher commodity costs and in support of the sales growth anticipated during the first quarter of 2011.

Cash Flow from Investing Activities

Cash provided by investing activities was $40.0 million for the year ended December 31, 2011 and cash used was $14.9 million for the year ended December 31, 2010. The sale of the Company’s GBC-Fordigraph Business during the second quarter of 2011 generated net proceeds of $52.9 million, and approximately $5.4 million of taxes associated with the sale are expected to be paid in 2012. The Company also received $0.6 million of net proceeds associated with the 2009 sale of the Company’s former commercial print finishing business, and anticipates additional cash proceeds of $2.6 million and additional payments associated with the sale of approximately $1.1 million in the years 2012 and 2013. Gross capital expenditures were $13.5 million and $12.6 million for the periods ended December 31, 2011 and 2010, respectively. Additional cash payments of $1.4 million associated with the purchase of two minor product line acquisitions were also recognized during the first half of 2011.

Cash Flow from Financing Activities

Cash used by financing activities was $63.1 million and $0.1 million for the years ended December 31, 2011 and 2010, respectively. During 2011, principally during the third quarter, the Company repurchased $59.9 million of its Senior Subordinated Notes and Senior Secured Notes debt.

Fiscal 2010 versus Fiscal 2009

Cash Flow from Operating Activities

For the year ended December 31, 2010, cash provided from operating activities was $54.9 million, compared to $71.5 million in the prior year. Net income for 2010 was $12.4 million. The net loss for 2009 was $126.1 million, and was principally the result of a $108.1 million non-cash charge related to the impairment of U.S. deferred tax assets. Non-cash and non-operating adjustments to pre-tax net income in 2010 totaled $46.2 million, compared to $59.9 million in 2009.

The table below shows our cash flow from accounts receivable, inventories and accounts payable for the years ended December 31, 2010 and 2009, respectively:

	2010	2009
Accounts receivable	$(18.5)	$41.5
Inventories	(9.8)	78.7
Accounts payable	14.8	(54.9)

Cash flow from net working capital	$(13.5)	$65.3

Operating cash flow in 2010 of $54.9 million was the result of the realization of income from operations, partly offset by the use of cash to fund net working capital and contributions to our pension plans. During the 2010 year, a recurring pattern of strong sales during the final month of each quarter lead to higher quarter end accounts receivable balances. In addition, inventory levels increased in comparison to the prior year due to higher commodity costs and in support of the sales growth anticipated during the first quarter of 2011. Reduced cash payments associated with restructuring and integration activities of $30.8 million were partially offset by interest payments that were $16.2 million and cash contributions to our pension plans that were $7.7 million higher than the prior year, respectively. The operating cash flow of $71.5 million in 2009 was generated as we focused on right-sizing our net working capital. Significant inventory reductions were achieved across our global businesses and our accounts receivable remained well-controlled as we responded to sales volume declines due to the economic downturn. Because of the inability of some of our suppliers to obtain credit insurance, we were required to pay certain suppliers more promptly, offsetting some of our gains from working capital management.

Cash Flow from Investing Activities

Cash used by investing activities was $14.9 million and $3.9 million for the years ended December 31, 2010 and 2009, respectively. Gross capital expenditures were $12.6 million and $10.3 million for the years ended December 31, 2010 and 2009, respectively, with the increase related to investments in information technology projects, primarily in our foreign operations. Litigation settlements associated with discontinued operations resulted in payments of $3.7 million in 2010, in comparison to $9.2 million of net cash proceeds that were received in the prior year when the discontinued operations were sold. Proceeds from the disposition of assets were $2.5 million for the year ended 2010, an increase of $1.9 million from the prior year, principally due to the sale of a former property of our discontinued operations during the fourth quarter of 2010.

Cash Flow from Financing Activities

Cash used by financing activities was $0.1 million and $44.5 million for the years ended December 31, 2010 and 2009, respectively. The decrease in cash used by financing activities primarily reflects the impact of the Company’s refinancing transactions, which were completed at the end of the third quarter of 2009 and included the settlement of a Euro debt cross-currency swap at a cost of $40.8 million and $20.6 million of debt issuance payments.

Capitalization

We had approximately 55.5 million common shares outstanding as of December 31, 2011.

Adequacy of Liquidity Sources

The Company is subject to credit risk relative to the ability of counterparties to meet their contractual payment obligations or the potential non-performance of counterparties to deliver contracted commodities or services at the contracted price. The impact of any global economic downturn and the ability of our suppliers and customers to access credit markets is also unpredictable, outside of our control and may create additional risks for us, both directly and indirectly. The inability of suppliers to access financing or the insolvency of one or more of our suppliers could lead to disruptions in our supply chain, which could adversely impact our sales and/or increase our costs. Our suppliers may require us to pay cash in advance or obtain letters of credit for their benefit as a condition to selling us their products and services. If one or more of our principal customers were to file for bankruptcy, our sales could be adversely impacted and our ability to collect outstanding accounts receivable from any such customer could be limited. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Based on its 2012 business plan and latest forecasts, the Company believes that cash flow from operations, its current cash balance and other sources of liquidity, including borrowings available under our ABL Facility will be adequate to support requirements for working capital and capital expenditures to service indebtedness for the foreseeable future. Our future operating performance is dependent on many factors, some of which are beyond our control, including prevailing economic, financial and industry conditions (see Item 1A, “Risk Factors”).

Our operating performance and ability to comply with restrictions under our borrowing arrangements are dependent on our continued ability to access funds under our credit and loan agreements, including under our ABL Facility and from cash on hand, maintain sales volumes, drive profitable growth, realize cost savings and generate cash from operations. The financial institutions that fund our ABL Facility could also be impacted by any volatility in the credit markets, and if one or more of them could not fulfill our revolving credit requests, our operations may be adversely impacted. If our revolving credit is unavailable due to a lender not being able to fund requested amounts, or because we have not maintained compliance with our covenants, or we do not meet our sales or growth initiatives within the time frame we expect, our cash flow could be materially adversely impacted. A material decrease in our cash flow could cause us to fail to meet our obligations under our borrowing arrangements. A default under our credit or loan agreements could restrict or terminate our access to borrowings and materially impair our ability to meet our obligations as they come due. If we do not comply with any of our covenants and thereafter we do not obtain a waiver or amendment that otherwise addresses that non-compliance, our lenders may accelerate payment of all amounts outstanding under the affected borrowing arrangements, which amounts would immediately become due and payable, together with accrued interest. Such acceleration would cause a default under the indentures governing the Senior Secured Notes and the Senior Subordinated Notes and other agreements that provide us with access to funding. Any one or more defaults, or our inability to generate sufficient cash flow from our operations in the future to service our indebtedness and meet our other needs, may require us to refinance all or a portion of our existing indebtedness or obtain additional financing or reduce expenditures that we deem necessary to our business. There can be no assurance that any refinancing of this kind would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to noteholders.

Our cash flows from operating activities are dependent upon a number of factors that affect our sales, including demand, pricing and competition. Historically, key drivers of demand in the office products industry have included economic conditions generally, and specifically trends in gross domestic product (GDP), which affects business confidence and the propensity to purchase consumer durables, white collar employment levels, and growth in the number of small businesses and home offices together with increasing usage of personal computers. Pricing and demand levels for office products have also reflected a substantial consolidation within the global resellers of office products. Those resellers are our principal customers. This consolidation has led to increased pricing pressure on suppliers and a more efficient level of asset utilization by customers, resulting in lower sales volumes and higher costs from more frequent small orders for suppliers of office products. We sell products in highly competitive markets, and compete against large international and national companies, regional competitors and against our own customers’ direct and private-label sourcing initiatives.

Off-Balance-Sheet Arrangements and Contractual Financial Obligations

We do not have any material off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Our contractual obligations and related payments by period at December 31, 2011 were as follows:

	Total	2012	2013 - 2014	2015 - 2016	Thereafter
(in millions of dollars)
Contractual obligations
Long-term debt (1)	$673.2	$0.2	$0.5	$672.5	$—
Interest on long-term debt	231.5	64.0	127.9	39.6	—
Operating lease obligations	63.6	19.7	22.9	14.2	6.8
Purchase obligations (2)	26.9	26.0	0.5	0.4	—
Other long-term liabilities (3)	16.3	16.3	—	—	—

Total	$1,011.5	$126.2	$151.8	$726.7	$6.8

(1)	Debt obligations include an amount in excess of the carrying value of debt which reflects the original issue discount on the Senior Secured Notes ($4.2 million as of December 31, 2011).
(2)	Purchase obligations primarily consist of contracts and non-cancelable purchase orders for raw materials and finished goods.
(3)	Obligations related to the other long-term liabilities consist of payments for the Company’s pension plans.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2011, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $5.5 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 10, Income Taxes, to our consolidated financial statements contained in Item 8 of this report for a discussion on income taxes.

Critical Accounting Policies

Our financial statements are prepared in conformity with accounting principles generally accepted in the U.S. Preparation of our financial statements require us to make judgments, estimates and assumptions that affect the amounts of actual assets, liabilities, revenues and expenses presented for each reporting period. Actual results could differ significantly from those estimates. We regularly review our assumptions and estimates, which are based on historical experience and, where appropriate, current business trends. We believe that the following discussion addresses our critical accounting policies, which require more significant, subjective and complex judgments to be made by our management.

Revenue Recognition

We recognize revenue from product sales when earned, net of applicable provisions for discounts, returns and allowances. We consider revenue to be realized or realizable and earned when all of the following criteria are met: title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. We also provide for our estimate of potential bad debt at the time of revenue recognition.

Allowances for Doubtful Accounts and Sales Returns

Trade receivables are recorded at the stated amount, less allowances for discounts, doubtful accounts and returns. The allowance for doubtful accounts represents estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers’ potential insolvency. The allowance includes amounts for certain customers where a risk of default has been specifically identified. In addition, the allowance includes a provision for customer defaults on a general formula basis when it is determined the risk of some default is probable and estimable, but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience and existing economic conditions.

The allowance for sales returns represents estimated uncollectible receivables associated with the potential return of products previously sold to customers, and is recorded at the time that the sales are recognized. The allowance includes a general provision for product returns based on historical trends. In addition, the allowance includes a reserve for currently authorized customer returns that are considered to be abnormal in comparison to the historical basis.

Inventories

Inventories are priced at the lower of cost (principally first-in, first-out with minor amounts at average) or market. A reserve is established to adjust the cost of inventory to its net realizable value. Inventory reserves are recorded for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions and specific identification of items, such as product discontinuance or engineering/material changes. These estimates could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in operating income. Betterments and renewals, that improve and extend the life of an asset, are capitalized; maintenance and repair costs are expensed. Purchased computer software is capitalized and amortized over the software’s useful life. The following table shows estimated useful lives of property, plant and equipment:

Buildings	40 to 50 years
Leasehold improvements	Lesser of lease term or the life of the asset
Machinery, equipment and furniture	3 to 10 years

Long-Lived Assets

We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets’ carrying amount is not recoverable from its undiscounted cash flows. When such events occur, we compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. The cash flows are based on our best estimate at the time of future cash flow, derived from the most recent business projections. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, computed by selecting market rates at the valuation dates for debt and equity that are reflective of the risks associated with an investment in the Company’s industry as estimated by using comparable publicly traded companies.

Indefinite-Lived Intangibles

Indefinite-lived intangibles are tested for impairment on an annual basis and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value below the carrying value.

In addition, purchased intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite. Certain of our trade names have been assigned an indefinite life as we currently anticipate that these trade names will contribute cash flows to ACCO Brands indefinitely.

We review indefinite-lived intangibles for impairment annually, and whenever market or business events indicate there may be a potential adverse impact on a particular intangible. We consider the implications of both external factors (e.g., market growth, pricing, competition, and technology) and internal factors (e.g., product costs, margins, support expenses, and capital investment) and their potential impact on cash flows for each business in both the near and long term, as well as their impact on any identifiable intangible asset associated with the business. Based on recent business results, consideration of significant external and internal factors, and the resulting business projections, indefinite-lived intangible assets are reviewed to determine whether they are likely to remain indefinite-lived, or whether a finite life is more appropriate. In addition, based on events in the period and future expectations, management considers whether the potential for impairment exists.

Goodwill and Intangible Assets

We test goodwill for impairment at least annually, normally in the second quarter, and on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment has been incurred. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from each reporting unit. The resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Given the current economic environment and the uncertainties regarding the impact on our business, there can be no assurance that our estimates and assumptions made for purposes of our impairment testing during 2011 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or margin growth rates of certain reporting units are not achieved, we may be required to record additional impairment charges in future periods, whether in connection with our next annual impairment testing in the second quarter of fiscal year 2012 or prior to that, if any such change constitutes a triggering event outside of the quarter from when the annual impairment test is performed. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Employee Benefit Plans

We provide a range of benefits to our employees and retired employees, including pensions, post-retirement, post-employment and health care benefits. We record annual amounts relating to these plans based on calculations specified by accounting principles generally accepted in the U.S., which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. Actuarial assumptions are reviewed on an annual basis and modifications to these assumptions are made based on current rates and trends when it is deemed appropriate. As required by accounting principles generally accepted in the U.S., the effect of our modifications are generally recorded and amortized over future periods. We believe that the assumptions utilized in recording our obligations under the plans are reasonable based on our experience. The actuarial assumptions used to record our plan obligations could differ materially from actual results due to changing economic and market conditions, higher or lower withdrawal rates or other factors which may impact the amount of retirement related benefit expense recorded by us in future periods.

The discount rate assumptions used to determine the postretirement obligations of the benefit plans is based on a spot-rate yield curve that matches projected future benefit payments with the appropriate interest rate applicable to the timing of the projected future benefit payments. The assumed discount rates reflect market rates for high-quality corporate bonds currently available. The Company’s discount rates were determined by considering the average of pension yield curves constructed of a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to the yield curves.

The expected long-term rate of return on plan assets reflects management’s expectations of long-term average rates of return on funds invested based on our investment profile to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering historical returns over the last 10 years, and asset allocation and investment strategy.

At the end of each calendar year an actuarial evaluation is performed to determine the funded status of our pension and post-retirement obligations and any actuarial gain or loss is recognized in other comprehensive income (loss) and then amortized into the income statement in future periods.

Pension expenses were $6.9 million, $8.2 million and $6.3 million, respectively, in the years ended December 31, 2011, 2010 and 2009. The $1.3 million decrease in pension expenses in 2011 compared to 2010 was due to higher actual returns on the assets of the pension plans in 2010, the actuarial gains related to which were partially amortized in 2011 and were partly offset by the amortization of the actuarial loss attributable to the lower discount rate as compared to the prior year. Post-retirement expenses were $0.2 million, $0.0 million and $0.0 million, respectively, for the years ended December 31, 2011, 2010 and 2009.

The weighted average assumptions used to determine net cost for years ended December 31, 2011, 2010 and 2009 were:

	Pension Benefits						Postretirement
	U.S.			International
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.5%	5.9%	6.5%	5.4%	5.8%	6.5%	5.0%	5.9%	6.5%
Expected long-term rate of return	8.2%	8.2%	8.2%	6.4%	6.8%	6.3%	—	—	—
Rate of compensation increase	N/A	N/A	4.0%	4.4%	4.5%	3.6%	—	—	—

In 2012, we expect pension expenses of approximately $9.9 million and post-retirement expenses of approximately $0.2 million. The estimated $3.0 million increase in pension expense for 2012 compared to 2011 is due to a $3.3 million increase in the amortization of unrecognized actuarial losses that have been incurred, resulting from lower discount rates used at the end of 2011 and lower than expected actual returns on the assets of the pension plans in the 2011 year. If the discount rates continue to decline and if actual returns on the assets of the pension plans, continue to be less than our expected long-term rate of return, pension expenses could continue to rise.

A 25-basis point change (0.25%) in our discount rate assumption would lead to an increase or decrease in our pension expense of approximately $1.7 million for 2012. A 25-basis point change (0.25%) in our long-term rate of return assumption would lead to an increase or decrease in pension expense of approximately $0.9 million for 2012.

Pension and post-retirement liabilities of $106.1 million as of December 31, 2011, increased from $74.9 million as of December 31, 2010, due to both the lower discount rates compared to the prior year assumptions and the underperformance of the pension plans investments compared to the expected long-term rate of return of assets of the pension plans.

The weighted average assumptions used to determine benefit obligations for years ended December 31, 2011, 2010 and 2009 were:

	Pension Benefits						Postretirement
	U.S.			International
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.0%	5.5%	5.9%	4.7%	5.4%	5.8%	4.5%	5.0%	5.9%
Rate of compensation increase	N/A	N/A	N/A	3.6%	4.4%	4.5%	—	—	—

Customer Program Costs

Customer programs and incentives are a common practice in the office products industry. We incur customer program costs to obtain favorable product placement, to promote sell-through of products and to maintain competitive pricing. Customer program costs and incentives, including rebates, promotional funds and volume allowances, are accounted for as a reduction to gross sales. These costs are recorded at the time of sale based on management’s best estimates. Estimates are based on individual customer contracts and projected sales to the customer in comparison to any thresholds indicated by contract. In the absence of a signed contract, estimates are based on historical or projected experience for each program type or customer. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in sales volume expectations or customer contracts).

Income Taxes

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce deferred tax assets to an amount that is more likely than not to be realized. Facts and circumstances may change that cause the Company to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes.

The amount of income taxes that we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are revised or resolved.

Deferred income taxes are not provided on certain undistributed earnings of foreign subsidiaries that are expected to be permanently reinvested in those companies, aggregating approximately $517 million at December 31, 2011 and $495 million at December 31, 2010. If these amounts were distributed to the U.S., in the form of a dividend or otherwise, the Company would be subject to additional U.S. income taxes. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable.

Stock–Based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the vesting period. Determining the appropriate fair value model to use requires judgment. Determining the assumptions that enter into the model is highly subjective and also requires judgment, including long-term projections regarding stock price volatility, employee exercise, post-vesting termination, and pre-vesting forfeiture behaviors, interest rates and dividend yields. The grant date fair value of each award is estimated using the Black-Scholes option-pricing model.

We have utilized historical volatility for a pool of peer companies for a period of time that is comparable to the expected life of the option to determine volatility assumptions. The weighted average expected option term reflects the application of the simplified method, which defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are estimated at the time of grant in order to calculate the amount of share-based payment awards ultimately expected to vest. The forfeiture rate is based on historical rates.

The use of different assumptions would result in different amounts of stock compensation expense. Holding all other variables constant, the indicated change in each of the assumptions below increases or decreases the fair value of an option (and hence, expense), as follows:

Assumption	Change to Assumption	Impact on Fair Value of Option
Expected volatility	Higher	Higher
Expected life	Higher	Higher
Risk-free interest rate	Higher	Higher
Dividend yield	Higher	Lower

The pre-vesting forfeitures assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeitures assumption would not impact the total amount of expense ultimately recognized over the vesting period. Different forfeitures assumptions would only impact the timing of expense recognition over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

Management is not able to estimate the probability of actual results differing from expected results, but believes our assumptions are appropriate, based upon our historical and expected future experience.

Recent Accounting Pronouncements

In June 2011 the Financial Accounting Standards Board (“FASB”) issued an update, Accounting Standards Update (“ASU”) No. 2011-5, to existing standards on comprehensive income (Accounting Standards Codification (“ASC”) Topic 220). ASU No. 2011-5 was issued to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU No. 2011-5 is effective for annual and interim periods beginning after December 15, 2011, and early adoption is permitted. In December 2011 the FASB issued an update to ASU No. 2011-5, ASU No. 2011-12, which was issued to defer the effective date for amendments to the reclassifications of items out of accumulated other comprehensive income in ASU No. 2011-05. The Company has adopted these new standards as of December 2011. The Company has provided the required disclosure in its Consolidated Statements of Comprehensive Income (Loss).

In September 2011, the FASB issued an update, ASU No. 2011-08, to existing standards on intangibles—goodwill and other ASC Topic 350. ASU No. 2011-08 was issued to simplify the testing of goodwill for impairment by allowing an optional qualitative factors test to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test already included in ASC Topic 350. ASU No. 2011-08 is effective for annual and interim goodwill tests performed for fiscal years after December 15, 2011. The Company will adopt the standard in 2012, and it will not have a significant impact on its consolidated financial statements or results of operations.

In December 2011 the FASB issued an update, ASU No. 2011-11 to existing standards regarding the disclosures involving the offsetting of assets and liabilities relating to financial instruments. ASU No. 2011-11 was issued to improve disclosures regarding offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. ASU No. 2011-011 is effective for annual and interim periods beginning on or after January 1, 2013. The Company is currently assessing the impact on its current disclosures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ACCO Brands Corporation:

We have audited the accompanying consolidated balance sheets of ACCO Brands Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also audited the related consolidated financial statement schedule, Schedule II—Valuation and Qualifying Accounts and Reserves. We also have audited ACCO Brands Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ACCO Brands Corporation’s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the financial position of ACCO Brands Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ACCO Brands Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Chicago, Illinois

February 23, 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of ACCO Brands Corporation and its subsidiaries is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

/s/ ROBERT J. KELLER	/s/ NEAL V. FENWICK
Robert J. Keller	Neal V. Fenwick
Chairman of the Board and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer
(principal executive officer)	(principal financial officer)
February 23, 2012	February 23, 2012

ACCO Brands Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
(in millions of dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$121.2	$83.2
Accounts receivable less allowances for discounts, doubtful accounts and returns of $13.9 and $15.6, respectively	269.5	274.8
Inventories	197.7	205.9
Deferred income taxes	7.6	9.1
Other current assets	26.9	24.0
Assets of discontinued operations	—	23.7

Total current assets	622.9	620.7
Total property, plant and equipment	463.3	474.1
Less accumulated depreciation	(316.1)	(310.9)

Property, plant and equipment, net	147.2	163.2
Deferred income taxes	16.7	10.6
Goodwill	135.0	136.9
Identifiable intangibles, net of accumulated amortization of $102.3 and $96.4, respectively	130.4	137.0
Other non-current assets	64.5	71.8
Assets of discontinued operation	—	9.4

Total assets	$1,116.7	$1,149.6

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$0.2	$0.2
Accounts payable	127.1	110.3
Accrued compensation	24.2	23.9
Accrued customer program liabilities	66.8	72.8
Accrued interest	20.2	22.0
Other current liabilities	66.5	84.1
Liabilities of discontinued operations	1.1	14.6

Total current liabilities	306.1	327.9
Long-term debt	668.8	727.4
Deferred income taxes	85.6	81.2
Pension and post retirement benefit obligations	106.1	74.9
Other non-current liabilities	12.0	12.7
Liabilities of discontinued operations	—	5.3

Total liabilities	1,178.6	1,229.4

Stockholders’ deficit:
Preferred stock, $0.01 par value, 25,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value, 200,000,000 shares authorized; 55,659,753 and 55,080,463 shares issued and 55,475,735 and 54,922,783 outstanding, respectively	0.6	0.6
Treasury stock, 184,018 and 157,680 shares, respectively	(1.7)	(1.5)
Paid-in capital	1,407.4	1,401.1
Accumulated other comprehensive loss	(131.0)	(86.1)
Accumulated deficit	(1,337.2)	(1,393.9)

Total stockholders’ deficit	(61.9)	(79.8)

Total liabilities and stockholders’ deficit	$1,116.7	$1,149.6

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
(in millions of dollars, except per share data)	2011	2010	2009
Net sales	$1,318.4	$1,284.6	$1,233.3
Cost of products sold	903.7	887.5	868.7

Gross profit	414.7	397.1	364.6
Operating costs and expenses:
Advertising, selling, general and administrative expenses	293.9	281.2	263.0
Amortization of intangibles	6.3	6.7	7.1
Restructuring (income) charges	(0.7)	(0.5)	17.4
Intangible asset impairment charges	—	—	1.7

Total operating costs and expenses	299.5	287.4	289.2

Operating income	115.2	109.7	75.4
Non-operating expense:
Interest expense, net	77.2	78.3	67.0
Equity in earnings of joint ventures	(8.5)	(8.3)	(4.4)
Other expense, net	3.6	1.2	5.4

Income from continuing operations before income taxes	42.9	38.5	7.4
Income tax expense	24.3	30.7	126.0

Income (loss) from continuing operations	18.6	7.8	(118.6)
Income (loss) from discontinued operations, net of income taxes	38.1	4.6	(7.5)

Net income (loss)	$56.7	$12.4	$(126.1)

Per share:
Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.34	$0.14	$(2.18)
Income (loss) from discontinued operations	0.69	0.08	(0.14)

Basic earnings (loss) per share	$1.03	$0.23	$(2.32)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.32	$0.14	$(2.18)
Income (loss) from discontinued operations	0.66	0.08	(0.14)

Diluted earnings (loss) per share	$0.98	$0.22	$(2.32)

Weighted average number of shares outstanding:
Basic	55.2	54.8	54.5
Diluted	57.6	57.2	54.5

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,
(in millions of dollars)	2011	2010	2009
Net income (loss)	$56.7	$12.4	$(126.1)
Other comprehensive income (loss), before tax:
Unrealized gains (losses) on derivative financial instruments:
Losses arising during the period	(0.3)	(3.1)	(4.4)
Less: reclassification adjustment for losses included in net income (loss)	4.9	1.8	0.3
Foreign currency translation:
Foreign currency translation adjustments	(8.9)	11.0	26.7
Less: reclassification adjustment for sale of GBC-Fordigraph Pty Ltd included in net income (loss)	(6.1)	—	—
Pension and other postretirement plans:
Actuarial gain (loss) arising during the period	(46.3)	4.4	(9.7)
Other	0.9	3.0	(5.5)
Less: amortization of actuarial loss and prior service cost included in net income (loss)	7.8	7.0	4.1

Other comprehensive income (loss), before tax	(48.0)	24.1	11.5
Income tax (expense) benefit related to items of other comprehensive income (loss)	3.1	(3.2)	(1.0)

Comprehensive income (loss)	$11.8	$33.3	$(115.6)

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
(in millions of dollars)	2011	2010	2009
Operating activities
Net income (loss)	$56.7	$12.4	$(126.1)
Deferred income tax provision	3.9	12.3	112.7
(Gain) loss on sale of assets	(40.4)	(1.5)	0.8
Depreciation	26.5	29.6	32.1
Intangible impairment charges and other non-cash charges	0.1	0.7	6.3
Amortization of debt issuance costs and bond discount	8.2	6.3	6.5
Amortization of intangibles	6.4	6.9	7.2
Stock based compensation	6.3	4.2	3.0
Loss on debt repurchase	2.9	—	4.0
Changes in balance sheet items:
Accounts receivable	0.6	(18.5)	41.5
Inventories	5.4	(9.8)	78.7
Other assets	0.2	(5.1)	10.2
Accounts payable	16.8	14.8	(54.9)
Accrued expenses and other liabilities	(27.8)	(2.2)	(37.5)
Accrued taxes	(1.1)	7.7	(8.8)
Equity in earnings of joint ventures, net of dividends received	(2.9)	(2.9)	(4.2)

Net cash provided by operating activities	61.8	54.9	71.5
Investing activities
Additions to property, plant and equipment	(13.5)	(12.6)	(10.3)
Assets acquired	(1.4)	(1.1)	(3.4)
Proceeds (payments) from sale of discontinued operations	53.5	(3.7)	9.2
Proceeds from the disposition of assets	1.4	2.5	0.6

Net cash provided (used) by investing activities	40.0	(14.9)	(3.9)
Financing activities
Proceeds from long-term borrowings	0.1	1.5	469.3
Repayments of long-term debt	(63.0)	(0.2)	(397.9)
Borrowings (repayments) of short-term debt, net	—	(0.5)	(54.2)
Payment of Euro debt hedge	—	—	(40.8)
Cost of debt issuance	—	(0.8)	(20.6)
Exercise of stock options and other	(0.2)	(0.1)	(0.3)

Net cash used by financing activities	(63.1)	(0.1)	(44.5)
Effect of foreign exchange rate changes on cash	(0.7)	(0.3)	2.4

Net increase in cash and cash equivalents	38.0	39.6	25.5
Cash and cash equivalents
Beginning of year	83.2	43.6	18.1

End of period	$121.2	$83.2	$43.6

Cash paid during the year for:
Interest	$71.9	$70.6	$54.4
Income taxes	$27.7	$13.9	$19.7

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

(in millions of dollars)	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Accumulated Deficit	Total
Balance at December 31, 2008	$0.6	$1,394.8	$(117.5)	$(1.1)	$(1,280.2)	$(3.4)
Net loss	—	—	—	—	(126.1)	(126.1)
Loss on derivative financial instruments, net of tax	—	—	(3.3)	—	—	(3.3)
Translation impact, net of tax	—	—	26.7	—	—	26.7
Pension and postretirement adjustment, net of tax	—	—	(12.9)	—	—	(12.9)
Stock-based compensation activity	—	3.0	—	(0.3)	—	2.7
Other	(0.1)	(0.8)	—	—	—	(0.9)

Balance at December 31, 2009	0.5	1,397.0	(107.0)	(1.4)	(1,406.3)	(117.2)
Net income	—	—	—	—	12.4	12.4
Loss on derivative financial instruments, net of tax	—	—	(0.5)	—	—	(0.5)
Translation impact, net of tax	—	—	11.0	—	—	11.0
Pension and postretirement adjustment, net of tax	—	—	10.4	—	—	10.4
Stock-based compensation activity	0.1	4.2	—	(0.1)	—	4.2
Other	—	(0.1)	—	—	—	(0.1)

Balance at December 31, 2010	0.6	1,401.1	(86.1)	(1.5)	(1,393.9)	(79.8)
Net income	—	—	—	—	56.7	56.7
Income on derivative financial instruments, net of tax	—	—	3.7	—	—	3.7
Translation impact, net of tax	—	—	(15.0)	—	—	(15.0)
Pension and postretirement adjustment, net of tax	—	—	(33.6)	—	—	(33.6)
Stock-based compensation activity	—	6.3	—	(0.2)	—	6.1

Balance at December 31, 2011	$0.6	$1,407.4	$(131.0)	$(1.7)	$(1,337.2)	$(61.9)

Shares of Capital Stock

	Common Stock	Treasury Stock	Net Shares
Shares at December 31, 2008	54,382,762	(47,256)	54,335,506
Stock issuances—stock based compensation	336,534	(99,849)	236,685

Shares at December 31, 2009	54,719,296	(147,105)	54,572,191
Stock issuances—stock based compensation	361,167	(10,575)	350,592

Shares at December 31, 2010	55,080,463	(157,680)	54,922,783
Stock issuances—stock based compensation	579,290	(26,338)	552,952

Shares at December 31, 2011	55,659,753	(184,018)	55,475,735

See notes to consolidated financial statements.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1. Basis of Presentation

The management of ACCO Brands Corporation is responsible for the accuracy and internal consistency of the preparation of the consolidated financial statements and notes contained in this annual report.

The consolidated financial statements include the accounts of ACCO Brands Corporation and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Our investments in companies that are between 20% and 50% owned are accounted for using the equity method of accounting. ACCO Brands has equity investments in the following joint ventures: Pelikan-Artline Pty Ltd (“Pelikan-Artline”)—50% ownership; and Neschen GBC Graphic Films, LCC (“Neschen”)—50% ownership. The Company’s share of earnings from equity investments is included on the line entitled “Equity in earnings of joint ventures” in the consolidated statements of operations. Companies in which our investment exceeds 50% have been consolidated.

The Company’s former GBC-Fordigraph Pty Ltd (“GBC-Fordigraph Business”) and commercial print finishing businesses are reported in discontinued operations in the consolidated financial statements and related notes for all periods presented in the consolidated financial statements. For further information on the Company’s discontinued operations see Note 18, Discontinued Operations.

On November 17, 2011, the Company announced the signing of a definitive agreement to merge MeadWestvaco Corporation’s Consumer and Office Products business (“Mead C&OP Business”) into the Company in a transaction that was valued at approximately $860 million at the time the transaction was announced. The Mead C&OP Business is a leading manufacturer and marketer of school supplies, office products, and planning and organizing tools—including the Mead®, Five Star®, Trapper Keeper®, AT-A-GLANCE®, Cambridge®, Day Runner®, Hilroy, Tilibra and Grafons brands in the U.S., Canada and Brazil. Upon completion of the transaction, MeadWestvaco shareholders will own 50.5% of the combined company. The transaction is subject to approval by the Company’s shareholders and the satisfaction of customary closing conditions and regulatory approvals, including a ruling from the U.S. Internal Revenue Service on the tax-free nature of the transaction for MeadWestvaco. The transaction is expected to be completed in the first half of 2012. The Company will be the accounting acquirer in the merger and will apply purchase accounting to the assets and liabilities acquired upon consummation of the merger. In connection with this transaction, for the year ended December 31, 2011, the Company has incurred expenses of $5.6 million, which are reported in advertising, selling, general and administrative expenses.

2. Significant Accounting Policies

Nature of Business

ACCO Brands is primarily involved in the manufacturing, marketing and distribution of office products—including traditional and computer-related office products, supplies, binding and laminating equipment and related consumable supplies, personal computer accessory products, paper-based time management products and presentation aids and products—selling primarily to large resellers. The Company’s subsidiaries operate principally in the U.S, Australia, the U.K. and Canada.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Cash and Cash Equivalents

Highly liquid investments with an original maturity of three months or less are included in cash and cash equivalents.

Allowances for Doubtful Accounts, Discounts and Returns

Trade receivables are recorded at the stated amount, less allowances for discounts, doubtful accounts and returns. The allowance for doubtful accounts represents estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers’ potential insolvency. The allowances include amounts for certain customers where a risk of default has been specifically identified. In addition, the allowances includes a provision for customer defaults on a general formula basis when it is determined the risk of some default is probable and estimable, but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience and existing economic conditions.

The allowance for sales returns represents estimated uncollectible receivables associated with the potential return of products previously sold to customers, and is recorded at the time that the sales are recognized. The allowance includes a general provision for product returns based on historical trends. In addition, the allowance includes a reserve for currently authorized customer returns that are considered to be abnormal in comparison to the historical basis.

Inventories

Inventories are priced at the lower of cost (principally first-in, first-out with minor amounts at average) or market. A reserve is established to adjust the cost of inventory to its net realizable value. Inventory reserves are recorded for obsolete or slow-moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions and specific identification of items, such as product discontinuance or engineering/material changes. These estimates could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in operating income. Betterments and renewals, that improve and extend the life of an asset are capitalized; maintenance and repair costs are expensed. Purchased computer software is capitalized and amortized over the software’s useful life. The following table shows estimated useful lives of property, plant and equipment:

Buildings	40 to 50 years
Leasehold improvements	Lesser of lease term or the life of the asset
Machinery, equipment and furniture	3 to 10 years

Long-Lived Assets

We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets’ carrying amount is not recoverable from its undiscounted cash flows. When such events occur, we compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. The cash flows are based on our best estimate

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

at the time of future cash flow, derived from the most recent business projections. If this comparison indicates that there is impairment, the amount of the impairment is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, computed by selecting market rates at the valuation dates for debt and equity that are reflective of the risks associated with an investment in the Company’s industry as estimated by using comparable publicly traded companies.

Intangible Assets

Intangible assets are comprised primarily of indefinite-lived intangible assets acquired and purchased intangible assets arising from the application of purchase accounting. Indefinite-lived intangible assets are not amortized, but are evaluated annually to determine whether the indefinite useful life is appropriate. Indefinite-lived intangibles are tested for impairment on an annual basis and written down where impaired. Certain of the Company’s trade names have been assigned an indefinite life as these trade names are currently anticipated to contribute cash flows to the Company indefinitely.

We review indefinite-lived intangibles for impairment annually, and whenever market or business events indicate there may be a potential impact on a particular intangible. We consider the implications of both external factors (e.g., market growth, pricing, competition, and technology) and internal factors (e.g., product costs, margins, support expenses, capital investment) and their potential impact on cash flows for each business in both the near and long term, as well as their impact on any identifiable intangible asset associated with the business. Based on recent business results, consideration of significant external and internal factors, and the resulting business projections, indefinite lived intangible assets are reviewed to determine whether they are likely to remain indefinite lived, or whether a finite life is more appropriate. Finite lived intangibles are amortized over 15, 23 or 30 years.

Goodwill

Goodwill has been recorded on the Company’s balance sheet and represents the excess of the cost of the acquisitions when compared to the fair value of the net assets acquired. The Company tests goodwill for impairment at least annually, normally in the second quarter and on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future sales for the Company’s products, capital needs, economic trends and other factors.

Employee Benefit Plans

The Company and its subsidiaries provide a range of benefits to their employees and retired employees, including pension, postretirement, post-employment and health care benefits. The Company records annual amounts relating to these plans based on calculations, which include various actuarial assumptions, including

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of the modifications are generally recorded and amortized over future periods.

Income Taxes

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce deferred tax assets to an amount that is more likely than not to be realized. Facts and circumstances may change that cause the Company to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes.

The amount of income taxes that we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are revised or resolved.

Revenue Recognition

We recognize revenue from product sales when earned, net of applicable provisions for discounts, return and allowances. We consider revenue to be realized or realizable and earned when all of the following criteria are met: title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. We also provide for our estimate of potential bad debt at the time of revenue recognition.

Cost of Products Sold

Cost of products sold includes all manufacturing, product sourcing and distribution costs, including depreciation related to assets used in the manufacturing and distribution process, inbound and outbound freight, shipping and handling costs, purchasing costs associated with materials and packaging used in the production processes.

Advertising, Selling, General and Administrative Expenses

Advertising, selling, general and administrative expenses include advertising, marketing, selling (including commissions), research and development, customer service, depreciation related to assets outside the manufacturing and distribution processes and all other general and administrative expenses outside the manufacturing and distribution functions (e.g., finance, human resources, information technology, etc.).

Customer Program Costs

Customer program costs include, but are not limited to, sales rebates which are generally tied to achievement of certain sales volume levels, in-store promotional allowances, shared media and customer catalog allowances and other cooperative advertising arrangements, and freight allowance programs. The Company generally recognizes customer program costs as a deduction to gross sales at the time that the associated revenue is recognized. Certain customer incentives that do not directly relate to future revenues are expensed when initiated.

In addition, accrued customer program liabilities principally include, but are not limited to, sales volume rebates, promotional allowances, shared media and customer catalog allowances and other cooperative advertising arrangements, and freight allowances as discussed above.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Shipping and Handling

The Company reflects all amounts billed to customers for shipping and handling in net sales and the costs incurred from shipping and handling product (including costs to ship and move product from the seller’s place of business to the buyer’s place of business, as well as costs to store, move and prepare products for shipment) in cost of products sold.

Warranty Reserves

The Company offers its customers various warranty terms based on the type of product that is sold. Estimated future obligations related to products sold under these warranty terms are provided by charges to operations in the period in which the related revenue is recognized.

Advertising Costs

Advertising costs amounted to $98.1 million, $92.9 million and $92.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. These costs include, but are not limited to, cooperative advertising and promotional allowances as described in “Customer Program Costs” above, and are principally expensed as incurred.

Research and Development

Research and development expenses, which amounted to $20.5 million, $24.0 million and $18.6 million for the years ended December 31, 2011, 2010 and 2009, respectively, are classified as general and administrative expenses and are charged to expense as incurred.

Stock-Based Compensation

Our primary types of share-based compensation consist of stock options, stock-settled appreciation rights, restricted stock unit awards, and performance stock unit awards. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Where awards are made with non-substantive vesting periods (for example, where a portion of the award vests upon retirement eligibility), we estimate and recognize expense based on the period from the grant date to the date on which the employee is retirement eligible.

Foreign Currency Translation

Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the period. The related translation adjustments are made directly to a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Some transactions are made in currencies different from an entity’s functional currency. Gains and losses on these foreign currency transactions are included in income as they occur.

Derivative Financial Instruments

The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Certain forecasted transactions, assets and liabilities are exposed to foreign currency risk. The Company continually monitors its foreign currency exposures in order to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the U.S. dollar, Euro and Pound sterling.

Recent Accounting Pronouncements

In June 2011 the Financial Accounting Standards Board (“FASB”) issued an update, Accounting Standards Update (“ASU”) No. 2011-5, to existing standards on comprehensive income (Accounting Standards Codification (“ASC”) Topic 220). ASU No. 2011-5 was issued to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU No. 2011-5 is effective for annual and interim periods ending beginning after December 15, 2011, and early adoption is permitted. In December 2011 the FASB issued an update to ASU No. 2011-5, ASU No. 2011-12, which was issued to defer the effective date for amendments to the reclassifications of items out of accumulated other comprehensive income in ASU No. 2011-05. The Company has adopted these new standards as of December 2011. The Company has provided the required disclosure in its Consolidated Statements of Comprehensive Income.

In September 2011, the FASB issued an update, ASU No. 2011-08, to existing standards on intangibles—goodwill and other ASC Topic 350. ASU No. 2011-08 was issued to simplify the testing of goodwill for impairment by allowing an optional qualitative factors test to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test already included in ASC Topic 350. ASU No. 2011-08 is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011. The Company will adopt the standard in 2012, and it will not have a significant impact on its consolidated financial statements or results of operations.

In December 2011 the FASB issued an update, ASU No. 2011-11 to existing standards regarding the disclosures involving the offsetting of assets and liabilities relating to financial instruments. ASU No. 2011-11 was issued to improve disclosures regarding offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. ASU No. 2011-011 is effective for annual and interim periods beginning on or after January 1, 2013. The Company is currently assessing the impact on its current disclosures.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

3. Long-term Debt and Short-term Borrowings

Notes payable and long-term debt consisted of the following at December 31, 2011 and 2010:

(in millions of dollars)	2011	2010
Senior Secured Notes, due March 2015, net of discount(1) (fixed interest rate of 10.625%)	$420.9	$454.3
U.S. Dollar Senior Subordinated Notes, due August 2015 (fixed interest rate of 7.625%)	246.3	271.3
Other borrowings	1.8	2.0

Total debt	669.0	727.6
Less: current portion	(0.2)	(0.2)

Total long-term debt	$668.8	$727.4

(1)	Represents unamortized original issue discount of $4.2 million and $5.7 million, as of December 31, 2011 and 2010, respectively, which is amortizable through March 15, 2015.

During 2011, the Company repurchased $34.9 million of its Senior Secured Notes and $25.0 million of its Senior Subordinated Notes. The Company paid a $3.0 million premium on the repurchase of the Company’s Senior Secured Notes, which is included in other expense, net in the Consolidated Statements of Operations.

Senior Secured Notes

On September 30, 2009, the Company issued an aggregate principal amount of $460.0 million of Senior Secured Notes with semi-annual interest payments payable March 15 and September 15 of each year. The Senior Secured Notes were issued at 98.5% of par value, equating to an effective yield to maturity of approximately 11%. The proceeds from the sale of the Senior Secured Notes were $453.1 million, after deducting an original issue discount of $6.9 million. The Senior Secured Notes were offered and sold in a private placement to qualified institutional buyers in the U.S. pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons outside the U.S under Regulation S under the Securities Act. In May, 2010 the Company completed an exchange offer for the Senior Secured Notes sold in the private placement for new Senior Secured Notes that have been registered under the Securities Act of 1933. The new notes have terms that are substantially identical to the old notes.

The indenture governing the Senior Secured Notes does not contain financial performance covenants. However, that indenture does contain covenants limiting, among other things, the ability to incur additional debt, create liens, pay dividends on capital stock or repurchase capital stock or indebtedness, make certain investments, enter into certain types of transactions with affiliates, restrict or limit dividend or other payments by our restricted subsidiaries to the Company or other restricted subsidiaries, use assets as security in other transactions, sell certain assets or enter into consolidations with or into other companies.

Guarantees and Security

The Senior Secured Notes are unconditionally guaranteed, jointly and severally, on a senior secured basis by all of our existing and future domestic subsidiaries, with certain exceptions. The Senior Secured Notes and the related guarantees will rank equally in right of payment with all existing and future senior debt and will rank senior in right of payment to all existing and future subordinated debt.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The Senior Secured Notes and the guarantees are secured on a first-priority basis by a lien on substantially all of the Company’s and the guarantors’ present and future assets (other than accounts receivable, inventory, deposit accounts and certain other assets) and up to 65% of the present and future equity interests of certain of the Company’s and the guarantors directly owned foreign subsidiaries, in each case subject to certain exceptions and customary permitted liens. The Senior Secured Notes and the guarantees also are secured on a second-priority basis by a lien on the assets that secure the Company’s and the guarantors’ obligations under the ABL Facility, including accounts receivable, inventory, and other assets excluded as first-lien assets under the Senior Secured Notes.

Redemption Options

The Company may redeem the Senior Secured Notes, in whole or in part, at any time on or after (i) September 15, 2012, at a redemption price equal to 105.3% of the principal amount of the Senior Secured Notes redeemed, (ii) September 15, 2013, at a redemption price equal to 102.7% of the principal amount of the Senior Secured Notes redeemed, or (iii) September 15, 2014, at a redemption price equal to 100% of the principal amount of the Senior Secured Notes redeemed, in each case plus accrued and unpaid interest, including any additional interest. At any time on or before September 15, 2012, the Company may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net proceeds of qualified equity offerings at a redemption price of 110.6% plus accrued and unpaid interest, including any additional interest. At any time the Company may also repurchase the Senior Secured Notes through open market or privately negotiated repurchases.

Requirements to Offer to Repurchase

If the Company experiences certain change of control events, the Company must offer to repurchase the Senior Secured Notes at a repurchase price equal to 101% of the principal amount of the Senior Secured Notes repurchased plus accrued and unpaid interest to the repurchase date. If the Company or its subsidiaries sell assets under specified circumstances, the Company must offer to repurchase the Senior Secured Notes at a repurchase price equal to 100% of the principal amount of the Senior Secured Notes being repurchased, plus accrued and unpaid interest to the repurchase date.

Asset-Based Revolving Credit Facility (ABL Facility)

On September 30, 2009, the Company, and certain domestic and foreign subsidiaries (collectively, the “Borrowers”) entered into a four-year senior secured asset-based revolving credit facility maturing in September 2013 with Deutsche Bank AG, as administrative agent, a co-collateral agent and a lender, and five other lenders, providing for revolving credit financing of up to $175.0 million, including a $40.0 million sub-limit for letters of credit and, subject to certain conditions, an optional $50.0 million additional credit capacity using an accordion feature. Amounts borrowed under the ABL Facility by the Company and its domestic subsidiaries are guaranteed by each of the Company’s domestic subsidiaries that guarantee the Senior Secured Notes, and amounts borrowed under the ABL Facility by the Company’s foreign subsidiaries are guaranteed by each of the Company, its domestic subsidiaries that guarantee the Senior Secured Notes and certain foreign subsidiaries.

The Borrowers’ ability to borrow under the ABL Facility is limited to a borrowing base equal to 85% of eligible accounts receivable plus up to the lesser of (1) 65% of the lower of cost or fair market value of eligible inventory and (2) 85% of the net orderly liquidation value of eligible inventory, and is subject to other conditions, limitations and reserve requirements.

Interest rates under the ABL Facility are based on the London Interbank Offered Rate (LIBOR). Pricing is subject to quarterly adjustment based on the average availability under the ABL Facility during the prior quarter.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The range of borrowing costs under the pricing grid is LIBOR plus 3.75% to LIBOR plus 4.25% with a LIBOR rate floor of 1.50%. The Company is required to pay a quarterly commitment fee on the unused portion of the ABL facility ranging from 0.5% to 1.0%.

Borrowings under the ABL Facility are secured on a first priority basis by all accounts receivable, inventory and cash of the Company and its subsidiaries organized in the U.S. and certain foreign subsidiaries, and on a second priority basis by property and equipment of the Company and its subsidiaries organized in the U.S. and the other assets that secure the Senior Secured Notes on a first priority basis.

The ABL Facility contains customary terms and conditions, including among other things, limitations on liens and indebtedness, asset sales, repurchase of Senior Subordinated Notes, and intercompany transactions. A springing fixed charge financial covenant would be triggered if the excess availability under the ABL Facility falls below $20.0 million or 15% of total commitments. The ABL Facility also contains bank account restrictions that apply in the event that the Company’s excess availability fails to meet certain thresholds. As of December 31, 2011, the amount available for borrowings under the Company’s ABL Facility was $165.5 million (allowing for $9.5 million of letters of credit outstanding on that date). There were no borrowings outstanding under the Company’s ABL Facility as of December 31, 2011.

Senior Subordinated Notes

The indenture governing the Senior Subordinated Notes does not contain financial performance covenants. However, that indenture does contain covenants limiting, among other things, the Company’s and its subsidiaries ability to, incur additional debt, pay dividends on capital stock or repurchase capital stock or indebtedness, make certain investments, enter into certain types of transactions with affiliates, make dividend or other payments by our restricted subsidiaries to ACCO Brands, use assets as security in other transactions, sell certain assets or enter into consolidations with or into other companies.

Compliance with Loan Covenants

As of and for the year ended December 31, 2011, the Company was in compliance with all applicable loan covenants.

The Company’s ABL Facility would not be affected by a change in its credit rating.

4. Pension and Other Retiree Benefits

The Company has a number of pension plans, principally in the U.K. and the U.S. The plans provide for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee’s length of service and earnings. Cash contributions to the plans are made as necessary to ensure legal funding requirements are satisfied.

The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the U.S. and certain employee groups outside of the U.S. These benefit plans have been frozen to new participants. Many employees and retirees outside of the U.S. are covered by government health care programs.

On January 20, 2009, the Company’s Board of Directors approved plan amendments to temporarily freeze the Company’s U.S. pension and non-qualified supplemental retirement plans effective March 7, 2009. No additional benefits will accrue under these plans after that date until further action by the Board of Directors. As a result, the Company recognized a curtailment gain of $1.0 million in operating income during 2009.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The following table sets forth the Company’s defined benefit pension plans and other postretirement benefit plans funded status and the amounts recognized in the Company’s consolidated balance sheets:

	Pension Benefits				Postretirement
	U.S.		International
(in millions of dollars)	2011	2010	2011	2010	2011	2010
Change in projected benefit obligation (PBO)
Projected benefit obligation at beginning of year	$162.5	$154.4	$268.3	$271.1	$13.3	$13.4
Service cost	—	—	2.1	2.3	0.2	0.2
Interest cost	8.6	8.9	14.7	14.6	0.6	0.7
Actuarial loss	9.5	7.5	14.2	5.1	—	—
Participants’ contributions	—	—	0.9	1.0	0.2	0.2
Benefits paid	(8.7)	(8.3)	(13.0)	(11.2)	(0.9)	(1.0)
Curtailment gain	—	—	(0.6)	—	—	—
Foreign exchange rate changes	—	—	(2.0)	(12.0)	—	(0.2)
Other items	—	—	—	(2.6)	—	—

Projected benefit obligation at end of year	171.9	162.5	284.6	268.3	13.4	13.3

Change in plan assets
Fair value of plan assets at beginning of year	124.8	107.9	242.3	234.5	—	—
Actual return on plan assets	(3.2)	18.0	7.0	24.3	—	—
Employer contributions	6.2	7.2	6.6	6.5	0.7	0.8
Participants’ contributions	—	—	0.9	1.0	0.2	0.2
Benefits paid	(8.7)	(8.3)	(13.0)	(11.2)	(0.9)	(1.0)
Foreign exchange rate changes	—	—	(1.1)	(10.2)	—	—
Other	—	—	—	(2.6)	—	—

Fair value of plan assets at end of year	119.1	124.8	242.7	242.3	—	—

Funded status (Fair value of plan assets less PBO)	$(52.8)	$(37.7)	$(41.9)	$(26.0)	$(13.4)	$(13.3)

Amounts recognized in the consolidated balance sheet consist of:
Other current liabilities	$0.2	$0.2	$0.6	$0.6	$1.2	$1.3
Accrued benefit liability (1)	52.6	37.5	41.3	25.4	12.2	12.0
Components of accumulated other comprehensive income, net of tax:
Unrecognized prior service cost (benefit)	—	—	0.4	0.5	—	(0.1)
Unrecognized actuarial (gain) loss	56.1	36.9	62.2	48.4	(2.6)	(3.2)

(1)	Pension and post-retirement liabilities of $106.1 million as of December 31, 2011, increased from $74.9 million as of December 31, 2010, due to both lower discount rates compared to prior year assumptions and underperformance of the assets of the pension plans compared to the expected long-term rate of return of the assets of the pension plans.

All plans have projected benefit obligations in excess of plan assets.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Of the amounts included within accumulated other comprehensive income, the Company expects to recognize the following pre-tax amounts as components of net periodic benefit cost during 2012:

	Pension Benefits		Postretirement
(in millions of dollars)	U.S.	International
Prior service cost	$—	$0.2	$—
Actuarial (gain) loss	6.2	5.4	(0.5)

	$6.2	$5.6	$(0.5)

The accumulated benefit obligation for all defined benefit pension plans was $443.6 million and $428.8 million at December 31, 2011 and 2010, respectively.

The following table sets out information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S.		International
(in millions of dollars)	2011	2010	2011	2010
Projected benefit obligation	$171.9	$162.5	$272.8	$62.1
Accumulated benefit obligation	171.9	162.5	260.2	60.3
Fair value of plan assets	119.1	124.8	230.9	46.0

The following table sets out the components of net periodic benefit cost:

	Pension Benefits						Postretirement
	U.S.			International
(in millions of dollars)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost	$—	$—	$1.3	$2.1	$2.3	$2.4	$0.2	$0.2	$0.1
Interest cost	8.6	8.9	9.1	14.7	14.6	13.7	0.6	0.7	0.8
Expected return on plan assets	(10.7)	(10.4)	(10.7)	(16.0)	(15.1)	(12.8)	—	—	—
Amortization of prior service cost	—	—	—	0.2	0.1	0.2	—	—	—
Amortization of net loss (gain)	4.3	3.0	1.2	3.9	4.8	3.4	(0.6)	(0.9)	(0.9)
Curtailment	—	—	(1.0)	(0.2)	—	(0.5)	—	—	—

Net periodic benefit cost	$2.2	$1.5	$(0.1)	$4.7	$6.7	$6.4	$0.2	$—	$—

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Other changes in plan assets and benefit obligations that were recognized in other comprehensive income during the years ended December 31, 2011, 2010 and 2009, respectively, were as follows:

	Pension Benefits						Postretirement
	U.S.			International
(in millions of dollars)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Current year actuarial (gain)/loss	$23.5	$(0.2)	$(16.1)	$22.8	$(4.2)	$26.1	$—	$—	$(0.3)
Amortization of actuarial gain (loss)	(4.3)	(3.0)	(1.2)	(3.9)	(4.8)	(3.6)	0.6	0.9	1.0
Amortization of prior service cost	—	—	—	(0.2)	(0.1)	(0.3)	—	—	—
Curtailment gain	—	—	0.2	—	—	—	—	—	—
Exchange rate adjustment	—	—	—	(1.0)	(3.2)	5.8	—	0.1	(0.4)
Total recognized in other comprehensive income	$19.2	$(3.2)	$(17.1)	$17.7	$(12.3)	$28.0	$0.6	$1.0	$0.3

Total recognized in net periodic benefit cost and other comprehensive income	$21.4	$(1.7)	$(17.2)	$22.4	$(5.6)	$34.4	$0.8	$1.0	$0.3

Assumptions

Weighted average assumptions used to determine benefit obligations for years ended December 31, 2011, 2010 and 2009 were:

	Pension Benefits						Postretirement
	U.S.			International
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.0%	5.5%	5.9%	4.7%	5.4%	5.8%	4.5%	5.0%	5.9%
Rate of compensation increase	N/A	N/A	N/A	3.6%	4.4%	4.5%	—	—	—

Weighted average assumptions used to determine net cost for years ended December 31, 2011, 2010 and 2009 were:

	Pension Benefits						Postretirement
	U.S.			International
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.5%	5.9%	6.5%	5.4%	5.8%	6.5%	5.0%	5.9%	6.5%
Expected long-term rate of return	8.2%	8.2%	8.2%	6.4%	6.8%	6.3%	—	—	—
Rate of compensation increase	N/A	N/A	4.0%	4.4%	4.5%	3.6%	—	—	—

Weighted average health care cost trend rates used to determine postretirement benefit obligations and net cost at December 31, 2011, 2010 and 2009 were:

	Postretirement Benefits
	2011	2010	2009
Health care cost trend rate assumed for next year	7%	8%	7%
Rate that the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%	5%
Year that the rate reaches the ultimate trend rate	2020	2020	2020

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions of dollars)	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on total of service and interest cost	$0.2	$(0.2)
Effect on postretirement benefit obligation	1.3	(1.1)

Plan Assets

The investment strategy for the Company is to optimize investment returns through a diversified portfolio of investments, taking into consideration underlying plan liabilities and asset volatility. Each plan has a different target asset allocation, which is reviewed periodically and is based on the underlying liability structure. The target asset allocation for our U.S. plan is 65% in equity securities, 20% in fixed income securities and 15% in alternate assets. The target asset allocation for non-U.S. plans is set by the local plan trustees.

The Company’s pension plan weighted average asset allocations at December 31, 2011 and 2010 were as follows:

	2011		2010
	U.S.	International	U.S.	International
Asset category
Equity securities	63%	48%	68%	48%
Fixed income	32	42	32	42
Real estate	—	4	—	4
Other (1)	5	6	—	6

Total	100%	100%	100%	100%

(1)	Insurance contracts, multi-strategy hedge funds and cash and cash equivalents for certain of our plans.

U.S. Pension Plan Assets

Fair value measurements of our U.S. pension plan assets by asset category at December 31, 2011 are as follows:

(in millions of dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2011
Common stocks	$6.9	$—	$—	$6.9
Mutual funds	68.3	—	—	68.3
Government debt securities	—	10.9	—	10.9
Corporate debt securities	—	8.0	—	8.0
Asset-backed securities	—	7.8	—	7.8
Multi-strategy hedge funds	—	5.4	—	5.4
Government mortgage-backed securities	—	4.0	—	4.0
Common collective trust funds, collateralized mortgage obligations, mortgage backed securities, and other fixed income securities	—	7.8	—	7.8

Total	$75.2	$43.9	$—	$119.1

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Fair value measurements of our U.S. pension plan assets by asset category at December 31, 2010 are as follows:

(in millions of dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2010
Common stocks	$6.4	$—	$—	$6.4
Mutual funds	78.5	—	—	78.5
Common collective trust funds	—	11.5	—	11.5
Government debt securities	—	7.5	—	7.5
Corporate debt securities	—	7.4	—	7.4
Collateralized mortgage obligations	—	5.0	—	5.0
Asset-backed securities, mortgage backed securities, and other fixed income securities	—	8.5	—	8.5

Total	$84.9	$39.9	$—	$124.8

Mutual funds and common stocks: The fair values of mutual fund and common stock fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Debt securities: Fixed income securities, such as corporate and government bonds, collateralized mortgage obligations, asset-backed securities, and other debt securities are valued using quotes from independent pricing vendors based on recent trading activity and other relevant information, including market interest rate curves, referenced credit spreads, and estimated prepayment rates, where applicable (level 2 inputs).

Multi-strategy hedge funds: The fair values of participation units held in multi-strategy hedge funds are based on their net asset values, as reported by the managers of the funds and are based on the daily closing prices of the underlying investments (level 2 inputs).

Common collective trusts: The fair values of participation units held in common collective trusts are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

International Pension Plans Assets

Fair value measurements of our international pension plans assets by asset category at December 31, 2011 are as follows:

(in millions of dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2011
Cash and cash equivalents	$3.2	$—	$—	$3.2
Equity securities	116.6	—	—	116.6
Government debt securities	—	9.0	—	9.0
Corporate debt securities	—	82.6	—	82.6
Other debt securities	—	9.7	—	9.7
Real estate	—	10.0	—	10.0
Insurance contracts	—	9.7	—	9.7
Multi-strategy hedge funds	—	1.9	—	1.9

Total	$119.8	$122.9	$—	$242.7

Fair value measurements of our international pension plans assets by asset category at December 31, 2010 are as follows:

(in millions of dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2010
Cash and cash equivalents	$4.8	$—	$—	$4.8
Equity securities	116.8	—	—	116.8
Government debt securities	—	19.0	—	19.0
Corporate debt securities	—	74.5	—	74.5
Other debt securities	—	8.7	—	8.7
Real estate	—	9.7	—	9.7
Insurance contracts	—	8.8	—	8.8

Total	$121.6	$120.7	$—	$242.3

Equity securities: The fair values of equity securities are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Debt securities: Fixed income securities, such as corporate and government bonds and other debt securities consisting of index linked securities. These debt securities are valued using quotes from independent pricing vendors based on recent trading activity and other relevant information, including market interest rate curves, referenced credit spreads, and estimated prepayment rates, where applicable (level 2 inputs).

Real estate: Real estate consists of managed real estate investment trust securities (level 2 inputs).

Insurance contracts: Valued at contributions made, plus earnings, less participant withdrawals and administrative expenses, which approximate fair value (level 2 inputs).

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Multi-strategy hedge funds: The fair values of participation units held in multi-strategy hedge funds are based on their net asset values, as reported by the managers of the funds and are based on the daily closing prices of the underlying investments (level 2 inputs).

Cash Contributions

The Company expects to contribute $16.3 million to its pension plans in 2012.

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $6.6 million, $6.1 million and $3.6 million in 2011, 2010 and 2009, respectively. In January 2009, the Company’s Board of Directors approved amendments to the Company’s U.S. 401(k) plan to suspend employer matching contributions for all participants effective February 21, 2009. The Company reinstated its employer matching contributions for all 401(k) plan participants in October, 2009. This action resulted in pre-tax savings of approximately $3.2 million during 2009.

The following table presents estimated future benefit payments for the next ten fiscal years:

(in millions of dollars)	Pension Benefits	Postretirement Benefits

2012	$20.3	$1.2
2013	$20.9	$1.3
2014	$21.5	$1.2
2015	$22.1	$1.1
2016	$23.1	$1.1
Years 2017—2021	$127.9	$4.6

5. Stock-Based Compensation

The Company has two share-based compensation plans under which a total of 5,265,000 shares may be issued under awards to key employees and non-employee directors.

The following table summarizes the impact of all stock-based compensation on the Company’s consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009.

(in millions of dollars)	2011	2010	2009
Advertising, selling, general and administrative expense	$6.3	$4.2	$2.8
Restructuring charges	—	—	0.2

Operating income	$6.3	$4.2	$3.0

There was no capitalization of stock based compensation expense.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Stock-based compensation by award type (including stock options, stock-settled appreciation rights (“SSARs”), restricted stock units (“RSUs”) and performance stock units (“PSUs”)) for the years ended December 31, 2011, 2010 and 2009 are as follows:

(in millions of dollars)	2011	2010	2009
Stock option compensation expense	$0.6	$0.4	$0.8
SSAR compensation expense	0.2	0.2	0.2
RSU compensation expense	3.0	2.8	1.8
PSU compensation expense	2.5	0.8	0.2

Total stock-based compensation	$6.3	$4.2	$3.0

Stock Options and SSAR Awards

The exercise price of each stock option and SSAR equals or exceeds the market price of the Company’s stock on the date of grant. Options/SSARs can generally be exercised over a maximum term of up to seven years. Stock options/SSARs outstanding as of December 31, 2011 generally vest ratably over three years. During 2009, the Company granted only SSAR awards. There were no SSAR or option awards issued during 2010. During 2011, the Company granted only option awards. The fair value of each option/SSAR grant is estimated on the date of grant using the Black-Scholes option-pricing model using the weighted average assumptions as outlined in the following table:

	Year Ended December 31,
	2011	2009
Weighted average expected lives	4.5 years	4.5 years
Weighted average risk-free interest rate	1.65%	2.1%
Weighted average expected volatility	50.7%	41.5%
Expected dividend yield	0.0%	0.0%
Weighted average grant date fair value	$3.85	$0.24

The Company has utilized historical volatility for a pool of peer companies for a period of time that is comparable to the expected life of the option/SSAR to determine volatility assumptions. The risk-free interest rate assumption is based upon the average daily closing rates during the quarter for U.S. treasury notes that have a life which approximates the expected life of the option/SSAR. The dividend yield assumption is based on the Company’s expectation of dividend payouts. The expected life of employee stock options/SSARs represents the weighted-average period the stock options/SSARs are expected to remain outstanding. The weighted average expected lives reflect the application of the simplified method.

A summary of the changes in stock options/SSARs outstanding under the Company’s stock compensation plans during the year ended December 31, 2011 is presented below:

	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2010	6,292,920	$11.56
Granted	645,800	$8.90
Exercised	(533,729)	$1.04
Lapsed	(296,535)	$11.05

Outstanding at December 31, 2011	6,108,456	$12.23	2.8 years	$16.2 million
Exercisable shares at December 31, 2011	4,686,445	$14.57	2.4 years	$8.9 million
Options/SSARs vested or expected to vest	5,988,270	$12.40	2.7 years	$15.5 million

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The Company received cash of $0.1 million from the exercise of stock options for the year ended December 31, 2011 for which the aggregate intrinsic value of options exercised was $0.0 million. No stock options were exercised in 2010 and 2009. The aggregate intrinsic value of SSARs exercised during the years ended December 31, 2011, and 2010 totaled $3.0 million and $2.1 million, respectively. No SSARs were exercised in 2009. The fair value of options and SSARs vested during the years ended December 31, 2011, 2010 and 2009 was $0.6 million, $1.1 million and $1.7 million, respectively. As of December 31, 2011, the Company had unrecognized compensation expense related to stock options and SSARs of $1.9 million and $0.1 million, respectively. The unrecognized compensation expense related to stock options and SSARs will be recognized over a weighted-average period of 2.8 years and 0.6 years, respectively.

Stock Unit Awards

The ACCO Brands Corporation 2011 Amended and Restated Incentive Plan provides for stock based awards in the form of RSUs, PSUs, incentive and non-qualified stock options, and stock appreciation rights, any of which may be granted alone or with other types of awards and dividend equivalents. RSUs vest over a pre-determined period of time, generally three to four years from the date of grant. PSUs also vest over a pre-determined period of time, minimally three years, but are further subject to the achievement of certain business performance criteria in future periods. Based upon the level of achieved performance, the number of shares actually awarded can vary from 0% to 150% of the original grant.

There were 1,242,672 RSUs outstanding at December 31, 2011. All outstanding RSUs as of December 31, 2011 vest within four years of the date of grant. Also outstanding at December 31, 2011 were 1,153,520 PSUs. All outstanding PSUs as of December 31, 2011 vest at the end of their respective performance periods subject to achievement of the performance targets associated with such awards. Upon vesting, all of the remaining PSU awards will be converted into the right to receive one share of common stock of the Company for each unit that vests. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation expense is recognized over the period during which the employees provide the requisite service to the Company. The Company generally recognizes compensation expense for its PSU awards ratably over the performance period based on management’s judgment of the likelihood that performance measures will be attained. The Company generally recognizes compensation expense for its RSU awards ratably over the service period. A summary of the changes in the stock unit awards outstanding under the Company’s equity compensation plans during 2011 is presented below:

	Stock Units	Weighted Average Grant Date Fair Value
Unvested at December 31, 2010	1,136,158	$14.41
Granted	1,624,316	$8.73
Vested	(131,329)	$18.73
Forfeited and cancelled	(237,785)	$8.15

Unvested at December 31, 2011	2,391,360	$8.80

The weighted-average grant date fair value of our stock unit awards was $8.73, $7.06, and $7.58 for the years ended December 31, 2011, 2010, and 2009, respectively. The fair value of stock unit awards that vested during the years ended December 31, 2011, 2010 and 2009 was $2.5 million, $1.3 million and $4.5 million, respectively. As of December 31, 2011, the Company had unrecognized compensation expense related to RSUs and PSUs of $4.9 million and $5.4 million, respectively. The unrecognized compensation expense related to RSUs and PSUs will be recognized over a weighted-average period of 3.0 years and 1.7 years, respectively. The Company will satisfy the requirement for delivering the common shares for stock-based plans by issuing new shares.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. Inventories

Inventories are stated at the lower of cost or market value. The components of inventories were as follows:

	December 31,
(in millions of dollars)	2011	2010
Raw materials	$23.9	$28.3
Work in process	3.6	4.5
Finished goods	170.2	173.1

Total inventories	$197.7	$205.9

7. Property, Plant and Equipment

Property, plant and equipment, net consisted of:

	December 31,
(in millions of dollars)	2011	2010
Land and improvements	$13.6	$13.7
Buildings and improvements to leaseholds	115.5	116.6
Machinery and equipment	321.7	333.1
Construction in progress	12.5	10.7

	463.3	474.1
Less: accumulated depreciation	(316.1)	(310.9)

Net property, plant and equipment (1)	$147.2	$163.2

(1)	Net property, plant and equipment as of December 31, 2011 and 2010 contained $17.0 million and $25.6 million of computer software assets, which are classified within machinery and equipment. Amortization of software costs was $9.5 million, $10.1 million and $9.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

8. Goodwill and Identifiable Intangible Assets

Goodwill

Changes in the net carrying amount of goodwill by segment were as follows:

(in millions of dollars)	ACCO Brands Americas	ACCO Brands International	Computer Products Group	Total
Balance at December 31, 2009	$89.0	$40.8	$6.8	$136.6
Translation	1.2	(0.9)	—	0.3

Balance at December 31, 2010	90.2	39.9	6.8	136.9
Translation	(1.6)	(0.3)	—	(1.9)

Balance at December 31, 2011	$88.6	$39.6	$6.8	$135.0

Goodwill	$219.5	$123.8	$6.8	$350.1
Accumulated impairment losses	(130.9)	(84.2)	—	(215.1)

Balance at December 31, 2011	$88.6	$39.6	$6.8	$135.0

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The authoritative guidance on goodwill and other intangible assets requires that goodwill be tested for impairment at a reporting unit level. The Company has determined that its reporting units are its ACCO Brands Americas, ACCO Brands International and Computer Products Group segments based on its organizational structure and the financial information that is provided to and reviewed by management. The Company tests goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill is tested for impairment using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. Based upon our most recent annual impairment test completed during 2011, the fair value of goodwill of each of our reporting units was substantially in excess of its related carrying value.

Given the current economic environment and the uncertainties regarding the impact on our business, there can be no assurance that our estimates and assumptions made for purposes of our impairment testing in 2011 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or margin growth rates are not achieved, we may be required to record additional impairment charges in future periods, whether in connection with our next annual impairment testing in the second quarter of 2012 or prior to that, if any such change constitutes a triggering event outside of the quarter from when the annual impairment test is performed. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Identifiable Intangibles

The gross carrying value and accumulated amortization by class of identifiable intangible assets as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011				As of December 31, 2010
(in millions of dollars)	Gross Carrying Amounts	Accumulated Amortization		Net Book Value	Gross Carrying Amounts	Accumulated Amortization		Net Book Value
Indefinite-lived intangible assets:
Trade names	$138.2	$(44.5	)(1)	$93.7	$138.5	$(44.5	)(1)	$94.0
Amortizable intangible assets:
Trade names	58.0	(27.8)		30.2	58.2	(25.3)		32.9
Customer and contractual relationships	26.1	(21.5)		4.6	26.3	(19.5)		6.8
Patents/proprietary technology	10.4	(8.5)		1.9	10.4	(7.1)		3.3

Subtotal	94.5	(57.8)		36.7	94.9	(51.9)		43.0

Total identifiable intangibles	$232.7	$(102.3)		$130.4	$233.4	$(96.4)		$137.0

(1)	Accumulated amortization prior to the adoption of authoritative guidance on goodwill and other intangible assets, at which time future amortization ceased.

The Company’s intangible amortization was $6.3 million, $6.7 million and $7.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Estimated amortization expense for amortizable intangible assets for the next five years is as follows:

(in millions of dollars)	2012	2013	2014	2015	2016
Estimated amortization expense	$5.0	$3.9	$3.4	$3.1	$2.8

2009

As of the end of the second quarter of 2009, in connection with its annual goodwill impairment test, the Company tested its other indefinite-lived intangibles, consisting of its indefinite-lived trade names. The Company estimated the fair value of its trade names by performing discounted cash flow analyses based on the relief-from-royalty approach. This approach treats the trade name as if it were licensed by the Company rather than owned, and calculates its value based on the discounted cash flow of the projected license payments. A key assumption in our fair value estimate is the discount rate utilized. We selected a discount rate of 17.0 percent. The analysis resulted in an impairment charge of $1.7 million, of which $0.9 million was recorded in the ACCO Brands Americas segment and $0.8 million was recorded in the ACCO Brands International segment.

As discussed further in Note 10, Income Taxes, during 2009, the Company recorded a $108.1 million non-cash charge to establish a valuation allowance on the Company’s U.S. deferred tax assets. In connection with this non-cash charge, the Company reviewed certain of its long-lived tangible and amortizable intangible assets and determined that the forecasted undiscounted cash flows related to these asset groups were in excess of their carrying values and, therefore, these assets were not impaired.

9. Restructuring and Other Charges

Restructuring

The Company had initiated significant restructuring actions associated with the merger of ACCO Brands Corporation and General Binding Corporation that resulted in the closure or consolidation of facilities that were engaged in manufacturing and distributing the Company’s products, primarily in North America and Europe, or which resulted in a reduction in overall employee headcount. The Company’s restructuring actions are now complete and no new initiatives were expensed in the years ended December 31, 2011 or 2010. During the year ended December 31, 2009, the Company recorded pre-tax restructuring and asset impairment charges of $17.4 million. Employee termination costs and termination of lease agreements include the release of reserves no longer required.

A summary of the activity in the restructuring accounts and a reconciliation of the liability for, and as of, the year ended December 31, 2011 is as follows:

(in millions of dollars)	Balance at December 31, 2010	Provision (Income)	Cash Expenditures	Non-cash Items/ Currency Change	Balance at December 31, 2011
Rationalization of operations
Employee termination costs	$2.2	$(0.6)	$(1.4)	$0.1	$0.3
Termination of lease agreements	3.0	(0.5)	(1.9)	0.1	0.7

Sub-total	5.2	(1.1)	(3.3)	0.2	1.0
Asset impairments/net loss on disposal of assets resulting from restructuring activities	—	0.4	(0.1)	(0.1)	0.2

Total restructuring liability	$5.2	$(0.7)	$(3.4)	$0.1	$1.2

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Management expects the $0.3 million employee termination costs balance to be substantially paid within the next six months. Cash payments associated with lease termination costs of $0.7 million are expected to continue until the last lease terminates in 2013.

A summary of the activity in the restructuring accounts and a reconciliation of the liability for, and as of, the year ended December 31, 2010 is as follows:

(in millions of dollars)	Balance at December 31, 2009	Provision (Income)	Cash Expenditures	Non-cash Items/ Currency Change	Balance at December 31, 2010
Rationalization of operations
Employee termination costs	$8.0	$(1.5)	$(3.9)	$(0.4)	$2.2
Termination of lease agreements	4.4	0.2	(1.5)	(0.1)	3.0

Sub-total	12.4	(1.3)	(5.4)	(0.5)	5.2
Asset impairments/net loss on disposal of assets resulting from restructuring activities	—	0.8	—	(0.8)	—

Total restructuring liability	$12.4	$(0.5)	$(5.4)	$(1.3)	$5.2

A summary of the activity in the restructuring accounts and a reconciliation of the liability for, and as of, the year ended December 31, 2009 is as follows:

(in millions of dollars)	Balance at December 31, 2008	Provision	Cash Expenditures	Non-cash Items/ Currency Change	Balance at December 31, 2009
Rationalization of operations
Employee termination costs	$21.8	$11.9	$(26.4)	$0.7	$8.0
Termination of lease agreements	3.1	3.3	(2.3)	0.3	4.4
Other (1)	—	0.3	(0.1)	(0.2)	—

Sub-total	24.9	15.5	(28.8)	0.8	12.4
Asset impairments/net loss on disposal of assets resulting from restructuring activities	—	1.9	—	(1.9)	—

Total restructuring liability	$24.9	$17.4	$(28.8)	$(1.1)	$12.4

(1)	Includes $0.2 million of stock-based compensation expense related to terminated employees.

In addition to the restructuring described above, in the first quarter of 2011 the Company initiated plans to rationalize its European operations. The associated costs primarily relate to employee terminations, which were accounted for as regular business expenses and were largely offset by associated savings realized during the remainder of the 2011 year. These costs totaled $4.5 million during the year ended December 31, 2011 and are included within advertising, selling, general and administrative expenses in the Consolidated Statements of Operations.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

A summary of the activity in the rationalization charges and a reconciliation of the liability for, and as of, the year ended December 31, 2011 is as follows:

(in millions of dollars)	Balance at December 31, 2010	Provision	Cash Expenditures	Non-cash Items/ Currency Change	Balance at December 31, 2011
Employee termination costs/liability	$—	$4.5	$(4.2)	$0.1	$0.4

Management expects the $0.4 million of employee termination costs to be substantially paid within the next three months.

Other Charges

In addition to the recognition of restructuring costs, the Company also recognized other charges, incremental to the cost of its underlying restructuring actions that do not qualify as restructuring. These charges include redundant warehousing or storage costs during the transition to a new distribution center, equipment and other asset move costs, facility overhead and maintenance costs after exit, gains on the sale of exited facilities, certain costs associated with the Company’s debt refinancing and employee retention incentives. The Company did not incur any other charges, as described above, during the years ended December 31, 2011 or 2010. Within cost of products sold on the Consolidated Statements of Operations for the year ended December 31, 2009, these charges totaled $3.4 million. Within advertising, selling, general and administrative expenses on the Consolidated Statements of Operations for the year ended December 31, 2009, these charges totaled $1.2 million.

10. Income Taxes

The components of income (loss) before income taxes from continuing operations are as follows:

(in millions of dollars)	2011	2010	2009
Domestic operations	$(48.6)	$(38.5)	$(38.6)
Foreign operations	91.5	77.0	46.0

Total	$42.9	$38.5	$7.4

The reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the Company’s effective income tax rate for continuing operations is as follows:

(in millions of dollars)	2011	2010	2009
Income tax at US statutory rate	$15.0	$13.5	$2.5
State, local and other tax net of federal benefit	(1.3)	(0.8)	(1.0)
U.S. effect of foreign dividends and earnings	11.6	4.9	23.6
Unrealized foreign currency gain on intercompany debt	0.9	8.6	1.0
Foreign income taxed at a lower effective rate	(7.7)	(6.7)	(5.5)
Increase in valuation allowance	5.4	15.7	109.9
Correction of deferred tax error at foreign subsidiary	—	(2.8)	—
Change in prior year tax estimates	1.0	(1.3)	(1.6)
Miscellaneous	(0.6)	(0.4)	(2.9)

Income taxes as reported	$24.3	$30.7	$126.0

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For 2011, the Company recorded income tax expense from continuing operations of $24.3 million on income before taxes of $42.9 million. This compares to income tax expense from continuing operations of $30.7 million on income before taxes of $38.5 million for 2010. Included in the results for 2010 is an out-of-period adjustment made to correct an error related to inaccurate calculations of deferred taxes at a foreign subsidiary. The correction of the error increased net income by $2.8 million through an increase in deferred tax assets and a corresponding reduction in income tax expense. The Company determined that the impact of the error was not significant to any current or prior individual period, and accordingly a restatement of prior period amounts was not determined to be necessary.

The high effective rates for 2011 and 2010 are due to an increase in the valuation allowance of $5.4 million, including $2.8 million reversal of a valuation reserve in the U.K., and $15.7 million, respectively, because no tax benefit is being provided on losses incurred in the U.S. and certain foreign jurisdictions where valuation allowances are recorded against certain tax benefits. Also contributing to the high effective tax rate for 2010 is an $8.6 million expense recorded to reflect the income tax impact of foreign currency fluctuations on an intercompany debt obligation, partially offset by the benefit of the $2.8 million out-of-period adjustment recorded in the second quarter.

During 2009, the Company established a valuation allowance against its domestic deferred tax assets to reduce them to the value more likely than not to be realized with a corresponding non-cash charge of $108.1 million to the provision for income taxes.

The effective tax rates for discontinued operations were 13.4% and 29.6% in 2011 and 2010, respectively. The lower rate in 2011 reflects the benefit of the goodwill tax basis and prior year capital loss carry-forwards that reduced the taxable gain on the sale of the GBC–Fordigraph Business in Australia.

The U.S. federal statute of limitations remains open for the years 2008 and forward. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Canada (2006 forward) and the U.K. (2008 forward). The Company is currently under examination in the U.S. and in certain foreign jurisdictions.

The components of the income tax expense from continuing operations are as follows:

(in millions of dollars)	2011	2010	2009
Current expense (benefit)
Federal	$0.3	$0.6	$(0.6)
Foreign	19.8	18.1	13.9

Total current income tax expense	20.1	18.7	13.3

Deferred expense (benefit)
Federal and other	4.9	4.8	111.6
Foreign	(0.7)	7.2	1.1

Total deferred income tax expense	4.2	12.0	112.7

Total income tax expense	$24.3	$30.7	$126.0

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The components of deferred tax assets (liabilities) are as follows:

(in millions of dollars)	2011	2010
Deferred tax assets
Compensation and benefits	$14.7	$10.0
Pension	34.2	25.1
Inventory	5.4	5.6
Other reserves	7.2	7.7
Accounts receivable	3.7	4.3
Capital loss carryforwards	10.3	10.3
Foreign tax credit carryforwards	20.5	20.5
Net operating loss carryforwards	129.3	128.2
Depreciation	—	0.4
Miscellaneous	3.3	2.3

Gross deferred income tax assets	228.6	214.4
Valuation allowance	(204,3)	(193.2)

Net deferred tax assets	24.3	21.2
Deferred tax liabilities
Depreciation	(2.0)	—
Identifiable intangibles	(73.0)	(69.8)
Unrealized foreign currency gain on intercompany debt	(10.6)	(9.6)
Miscellaneous	—	(3.3)

Gross deferred tax liabilities	(85.6)	(82.7)

Net deferred tax liabilities	$(61.3)	$(61.5)

Deferred income taxes are not provided on certain undistributed earnings of foreign subsidiaries that are expected to be permanently reinvested in those companies, aggregating to approximately $517 million at December 31, 2011 and $495 million at December 31, 2010. If these amounts were distributed to the U.S., in the form of a dividend or otherwise, the Company would be subject to additional U.S. income taxes. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable.

At December 31, 2011, $390.7 million of net operating loss carryforwards and $29.4 million of capital loss carryforwards are available to reduce future taxable income of domestic and international companies. These loss carryforwards expire in the years 2012 through 2030 or have an unlimited carryover period.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income taxes in its results of operations. As of December 31, 2011, the Company had $0.4 million accrued for interest and penalties.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions of dollars)	2011	2010
Balance at January 1	$5.7	$6.0
Additions for tax positions of prior years	0.1	0.2
Settlements	(0.3)	(0.5)

Balance at December 31	$5.5	$5.7

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2011 the amount of unrecognized tax benefits decreased to $5.5 million, of which $1.5 million would affect the Company’s effective tax rate, if recognized. The Company expects the amount of unrecognized tax benefits to change within the next twelve months, but these changes are not expected to have a significant impact on the Company’s results of operations or financial position. None of the positions included in the unrecognized tax benefit relate to tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility.

11. Earnings per Share

Total outstanding shares as of December 31, 2011 and 2010 were 55.5 million and 54.9 million, respectively. The calculation of basic earnings per common share is based on the weighted average number of common shares outstanding in the year, or period, over which they were outstanding. The Company’s calculation of diluted earnings per common share assumes that any common shares outstanding were increased by shares that would be issued upon exercise of those stock units for which the average market price for the period exceeds the exercise price; less, the shares that could have been purchased by the Company with the related proceeds, including compensation expense measured but not yet recognized, net of tax.

(in millions)	2011	2010	2009
Weighted average number of common shares outstanding—basic	55.2	54.8	54.5
Employee stock options	0.1	0.1	—
Stock-settled stock appreciation rights	1.7	2.1	1.7
Restricted stock units	0.6	0.2	0.1

Adjusted weighted-average shares and assumed conversions—diluted	57.6	57.2	56.3

Awards of shares representing approximately 4.3 million, 4.1 million and 4.3 million as of December 31, 2011, 2010 and 2009, respectively, of potentially dilutive shares of common stock were outstanding and are not included in the computation of dilutive earnings per share as their effect would have been anti-dilutive because their exercise prices were higher than the average market price during the period.

12. Derivative Financial Instruments

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rate changes. The Company enters into financial instruments to manage and reduce the impact of these risks, not for trading or speculative purposes. The counterparties to these financial instruments are major financial institutions. The Company continually monitors its foreign currency exposures in order to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the U.S. dollar, Euro, Australian dollar, Canadian dollar and Pound sterling. The Company is subject to credit risk, which relates to the ability of counterparties to meet their contractual payment obligations or the potential non-performance by counterparties to financial instrument contracts. Management continues to monitor the status of the Company’s counterparties and will take action, as appropriate, to further manage its counterparty credit risk. There are no credit contingency features in our derivative financial instruments.

On the date in which the Company enters into a derivative, the derivative is designated as a hedge of the identified exposure. The Company measures the effectiveness of its hedging relationships both at hedge inception and on an ongoing basis.

Forward Currency Contracts

The Company enters into forward foreign currency contracts to reduce the effect of fluctuating foreign currencies, primarily on foreign denominated inventory purchases and intercompany loans. The majority of the Company’s exposure to local currency movements is in Europe, Australia, Canada, Mexico and Japan.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Forward currency contracts used to hedge foreign denominated inventory purchases are designated as a cash flow hedge. Unrealized gains and losses on these contracts for inventory purchases are deferred in other comprehensive income until the contracts are settled and the underlying hedged transactions are recognized, at which time the deferred gains or losses will be reported in the “Cost of products sold” line in the consolidated statements of operations. As of December 31, 2011 and December 31, 2010, the Company had cash flow designated foreign exchange contracts outstanding with a U.S. dollar equivalent notional value of $71.9 million and $92.9 million, respectively.

Forward currency contracts used to hedge foreign denominated intercompany loans are not designated as hedging instruments. Gains and losses on these derivative instruments are recognized within other expense, net in the consolidated statements of operations and are largely offset by the changes in the fair value of the hedged item. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions, and do not extend beyond 2012. As of December 31, 2011 and 2010, the Company had undesignated foreign exchange contracts outstanding with a U.S. dollar equivalent notional value of $75.6 million and $92.7 million, respectively.

The following table summarizes the fair value of the Company’s derivative financial instruments as of December 31, 2011 and 2010, respectively.

	Fair Value of Derivative Instruments
	Derivative Assets			Derivative Liabilities
(in millions of dollars)	Balance Sheet Location	Dec. 31, 2011	Dec. 31, 2010	Balance Sheet Location	Dec. 31, 2011	Dec. 31, 2010
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current assets	$3.0	$0.7	Other current liabilities	$0.2	$2.4
Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current assets	0.8	1.4	Other current liabilities	1.2	0.8

Total derivatives		$3.8	$2.1		$1.4	$3.2

The following table summarizes the pre-tax effect of the Company’s derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31, 2011 and 2010, respectively.

	The Effect of Derivative Instruments in Cash Flow Hedging Relationships on the Consolidated Statements of Operations for the Years Ended December 31, 2011 and 2010
	Amount of (Gain) Loss Recognized in OCI (Effective Portion)		Location of (Gain) Loss Reclassified from OCI to Income	Amount of (Gain) Loss Reclassified from AOCI to Income (Effective Portion)		Location of (Gain) Loss Recognized in Income	Amount of (Gain) Loss Recognized in Income (Ineffective Portion)
(in millions of dollars)	2011	2010		2011	2010		2011	2010
Cash flow hedges:
Foreign exchange contracts	0.3	$3.1	Cost of products sold	$4.4	$0.8	Cost of products sold	$—	$—

Total	$0.3	$3.1		$4.4	$0.8		$—	$—

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

	The Effect of Derivatives Not Designated as Hedging Instruments on the Consolidated Statements of Operations
	Location of (Gain) Loss Recognized in Income on Derivatives	Amount of (Gain) Loss Recognized in Income Year Ended Dec. 31,
(in millions of dollars)		2011	2010
Foreign exchange contracts	Other (income) expense	$0.9	$(1.8)

13. Fair Value of Financial Instruments

The authoritative guidance for fair value measurements requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or Inputs other than quoted prices that are observable for the asset or liability

Level 3	Unobservable inputs for the asset or liability

The Company utilizes the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company has determined that its financial assets and liabilities are Level 2 in the fair value hierarchy. The following table sets forth the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010, respectively:

	December 31, 2011	December 31, 2010
Assets:
Forward currency contracts	$3.8	$2.1
Liabilities:
Forward currency contracts	$1.4	$3.2

The Company’s forward currency contracts are included in Other Current Assets or Other Current Liabilities and mature within 12 months. The forward foreign currency exchange contracts are primarily valued based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers. As such, these derivative instruments are classified within Level 2.

The fair values of cash and cash equivalents, notes payable to banks, accounts receivable and accounts payable approximate carrying amounts due principally to their short maturities. The carrying amount of total debt was $669.0 million and $727.6 million and the estimated fair value of total debt was $727.2 million and $794.5 million at December 31, 2011 and 2010, respectively. The fair values are determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms of maturity.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. Accumulated Other Comprehensive Income (Loss)

Comprehensive income is defined as net income (loss) and other changes in stockholders’ equity from transactions and other events from sources other than stockholders. The components of, and changes in, accumulated other comprehensive income (loss) were:

(in millions of dollars)	Derivative Financial Instruments	Foreign Currency Adjustments	Unrecognized Pension and Other Postretirement Benefit Costs	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2009	$(1.0)	$(13.1)	$(92.9)	$(107.0)

Changed during the year (net of taxes of $(3.2))	(0.5)	11.0	10.4	20.9

Balance at December 31, 2010	(1.5)	(2.1)	(82.5)	(86.1)

Changed during the year (net of taxes of $3.1)	3.7	(15.0)	(33.6)	(44.9)

Balance at December 31, 2011	$2.2	$(17.1)	$(116.1)	$(131.0)

15. Information on Business Segments

The Company’s business segments are aligned along geographic markets. The Company’s three business segments consist of ACCO Brands Americas, ACCO Brands International and Computer Products Group.

ACCO Brands Americas and ACCO Brands International

These two segments manufacture, source and sell traditional office products and supplies and document finishing solutions. ACCO Brands Americas comprises the North, Central and South American markets and ACCO Brands International comprises the rest of the world, principally Europe, Australia and Asia-Pacific.

Examples of our traditional office products and supplies are staplers, staples, punches, ring binders, trimmers, sheet protectors, hanging file folders, clips and fasteners, data binders, dry-erase boards, dry-erase markers, easels, bulletin boards, overhead projectors, transparencies, laser pointers and screens. These products are sold under leading brands including Quartet®, Rexel, Swingline®, Wilson Jones®, Marbig, NOBO, ACCO®, Derwent and Eastlight. Examples of our document finishing solutions are binding, lamination and punching equipment, binding and lamination supplies, report covers, archival report covers and shredders. These products are sold primarily under the GBC® brand. We also provide machine maintenance and repair services sold under the GBC brand. Included in the ACCO Brands Americas segment are personal organization tools, including time management products, primarily sold under the Day-Timer® brand name.

The customer base to which our products are sold is made up of large global and regional resellers of our products. It is through these large resellers that the Company’s products reach the end consumer. Our customer base includes commercial contract stationers, office products superstores, wholesalers, distributors, mail order and internet catalogs, mass merchandisers, club stores and independent dealers. The majority of sales by our customers are to business end-users, which generally seek premium office products that have added value or ease of use features and a reputation for reliability, performance and professional appearance. Some of our document finishing products are sold directly to high volume end-users and commercial reprographic centers and indirectly to lower-volume consumers worldwide. Approximately two-thirds of the Day-Timer business is sold through the direct channel, which markets product through periodic sales catalogs and ships product directly to our end-user customers. The remainder of the business sells to large resellers and commercial dealers.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Computer Products Group

The Computer Product Group designs, distributes, markets and sells accessories for laptop and desktop computers and smart phones and tablets. These accessories primarily include security locks, power adapters, input devices such as mice and keyboards, laptop computer carrying cases, hubs and docking stations, ergonomic devices and technology accessories for smart phones and tablets. The Computer Products Group sells mostly under the Kensington, Microsaver® and ClickSafe® brand names, with the majority of its revenue coming from the U.S. and Western Europe.

All of our computer products are manufactured to our specifications by third-party suppliers, principally in Asia, and are stored and distributed from our regional facilities. Our computer products are sold primarily to consumer electronics retailers, information technology value-added resellers, original equipment manufacturers and office products retailers.

Financial information by reportable segment is set forth below.

Net sales by business segment for the years ended December 31, 2011, 2010 and 2009 are as follows:

(in millions of dollars)	2011	2010	2009
ACCO Brands Americas	$684.9	$688.3	$671.5
ACCO Brands International	443.2	419.3	398.8
Computer Products Group	190.3	177.0	163.0

Net sales	$1,318.4	$1,284.6	$1,233.3

Operating income by business segment for the years ended December 31, 2011, 2010 and 2009 are as follows (a):

(in millions of dollars)	2011	2010	2009
ACCO Brands Americas (b)	$50.7	$56.3	$38.6
ACCO Brands International (b)	45.6	31.5	23.0
Computer Products Group	47.1	43.0	31.7

Segment operating income	143.4	130.8	93.3
Corporate	(28.2)	(21.1)	(17.9)

Operating income	115.2	109.7	75.4
Interest expense	77.2	78.3	67.0
Equity in earnings of joint ventures	(8.5)	(8.3)	(4.4)
Other expense, net	3.6	1.2	5.4

Income from continuing operations before income taxes	$42.9	$38.5	$7.4

(a)	Operating income as presented in the segment table above is defined as: i) net sales; ii) less cost of products sold; iii) less advertising, selling, general and administrative expenses; iv) less amortization of intangibles; and v) less restructuring, and intangible asset impairment charges.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(b)	The table below summarizes the intangible asset impairment charges during 2009. For further information of the impairment charges see Note 8, Goodwill and Identifiable Intangible Assets.

(in millions of dollars)	2009
Segment:
ACCO Brands Americas	$0.9
ACCO Brands International	0.8
Computer Products Group	—

Total Continuing Operations	$1.7

Segment assets:

The following table presents the measure of segment assets used by the Company’s chief operating decision maker.

	December 31,
(in millions of dollars)	2011	2010
ACCO Brands Americas (c)	$304.8	$320.3
ACCO Brands International (c)	250.3	269.2
Computer Products Group (c)	85.5	82.7

Total segment assets	640.6	672.2
Assets of discontinued operations	—	33.1
Unallocated assets	468.9	437.3
Corporate (c)	7.2	7.0

Total assets	$1,116.7	$1,149.6

(c)	Represents total assets, excluding: goodwill and identifiable intangibles resulting from business acquisitions, intercompany balances, cash, deferred taxes, prepaid pension assets, prepaid debt issuance costs and joint ventures accounted for on an equity basis.

As a supplement to the presentation of segment assets presented above, the table below presents segment assets, including the allocation of identifiable intangible assets and goodwill resulting from business combinations (d).

	December 31,
(in millions of dollars)	2011	2010
ACCO Brands Americas (d)	$476.7	$497.6
ACCO Brands International (d)	328.9	350.3
Computer Products Group (d)	100.4	98.3

Total segment assets	906.0	946.2
Assets of discontinued operations	—	33.1
Unallocated assets	203.5	163.3
Corporate (d)	7.2	7.0

Total assets	$1,116.7	$1,149.6

(d)	Represents total assets, excluding: intercompany balances, cash, deferred taxes, prepaid pension assets, prepaid debt issuance costs and joint ventures accounted for on an equity basis.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Property, plant and equipment, net by geographic region are as follows:

(in millions of dollars)	2011	2010
U.S.	$76.2	$86.6
U.K.	23.8	24.2
Australia	17.5	18.3
Portugal	5.5	6.8
Other countries	24.2	27.3

Property, plant and equipment	$147.2	$163.2

Net sales by geographic region are as follows (e):

(in millions of dollars)	2011	2010	2009
U.S.	$621.3	$633.0	$619.6
Australia	143.0	137.0	120.1
U.K.	115.6	107.3	105.7
Canada	105.2	97.8	87.6
Other countries	333.3	309.5	300.3

Net sales	$1,318.4	$1,284.6	$1,233.3

(e)	Net sales are attributed to geographic areas based on the location of the selling company.

Major Customers

Sales to the Company’s five largest customers totaled $508.2 million, $496.4 million and $466.4 million in the years ended December 31, 2011, 2010 and 2009, respectively. Our sales to Staples, Inc. were $175.9 million (13%), $166.8 million (13%) and $159.8 (13%) in the years ended December 31, 2011, 2010 and 2009, respectively. Our sales to Office Depot Inc. were $138.9 million (11%), $141.0 (11%) and $137.0 (11%) in the years ended December 31, 2011, 2010 and 2009, respectively. Sales to no other customer exceeded 10% of annual sales.

A significant percentage of the Company’s sales is to customers engaged in the office products resale industry. Concentration of credit risk with respect to trade accounts receivable is partially mitigated because a large number of geographically diverse customers make up each operating companies’ domestic and international customer base, thus spreading the credit risk. At December 31, 2011, 2010 and 2009, the Company’s top five trade account receivables totaled $116.0 million, $118.9 million and $107.3 million, respectively.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

16. Joint Venture Investments

Summarized below is aggregated financial information for the Company’s joint ventures, Pelikan-Artline Pty Ltd and Neschen GBC Graphics Films, LLC, which are accounted for under the equity method. Accordingly, the Company has recorded its proportionate share of earnings or losses on the line entitled “Equity in earnings of joint ventures” in the consolidated statements of operations. The Company’s share of the net assets of the joint ventures are included within “Other non-current assets” in the Condensed Consolidated Balance Sheets.

	Year Ended December 31,
(in millions of dollars)	2011	2010	2009
Net sales	$165.6	$151.8	$134.9
Gross profit	94.6	85.8	71.6
Operating income	24.3	23.0	13.4
Net income	16.9	16.3	8.8

	December 31,
	2011	2010
Current assets	$94.3	$89.6
Non-current assets	37.1	37.9
Current liabilities	40.0	37.6
Non-current liabilities	16.7	23.8

17. Commitments and Contingencies

Pending Litigation

The Company and its subsidiaries are defendants in various claims and legal proceedings associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions if adjudicated or settled in a manner adverse to the Company, would not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company.

Lease Commitments

(in millions of dollars)
2012	$19.7
2013	13.3
2014	9.6
2015	7.7
2016	6.5
Remainder	6.8

Total minimum rental payments	$63.6

Total rental expense reported in the Company’s statement of operations for all non-cancelable operating leases (reduced by minor amounts from subleases) amounted to $22.0 million, $23.2 million and $24.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Unconditional Purchase Commitments

Future minimum payments under unconditional purchase commitments, primarily for inventory purchase commitments at December 31, 2011 are as follows:

(in millions of dollars)
2012	$26.0
2013	0.3
2014	0.2
2015	0.2
2016	0.2
Thereafter	—

$26.9

Environmental

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company’s subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account any estimated recoveries from third parties, will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company.

18. Discontinued Operations

In June of 2011, and with effect from May 31, 2011, the Company sold its GBC-Fordigraph Business to The Neopost Group. The Australia-based business was formerly part of the ACCO Brands International segment and is included in the financial statements as discontinued operations. The GBC-Fordigraph Business represented $45.9 million in annual net sales for the year ended December 31, 2010. The Company has received final proceeds of $52.9 million inclusive of working capital adjustments and selling costs. In connection with this transaction, in 2011, the Company recorded a gain on sale of $41.9 million ($36.8 million after- tax).

Also included in discontinued operations are the results of the Company’s commercial print finishing business, which was sold during the second quarter of 2009. The sale resulted in a loss recorded in the year ended December 31, 2009 of $0.8 million. During the years ended December 31, 2011 and 2010, the Company recorded expenses of $0.4 million and $0.1 million, respectively, primarily related to litigation costs associated with the wind-down of the discontinued operations.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The operating results and financial position of discontinued operations are as follows:

(in millions of dollars, except per share data)	2011	2010	2009
Operating Results:
Net sales	$19.9	$45.9	$68.6

Income (loss) from operations before income taxes (1)	2.5	6.6	(4.3)
Gain (loss) on sale before income tax	41.5	(0.1)	(0.8)
Provision for income taxes	5.9	1.9	2.4

Income (loss) from discontinued operations	$38.1	$4.6	$(7.5)

Per share:
Basic income (loss) from discontinued operations	$0.69	$0.08	$(0.14)

Diluted income (loss) from discontinued operations	$0.66	$0.08	$(0.14)

(1)	During the fourth quarter of 2010, the Company completed the sale of a property formerly occupied by its commercial print finishing business, resulting in a gain on sale of $1.7 million. During 2009, the Company recorded an impairment charge of $3.3 million ($1.8 million after-tax) to reflect a change in the estimate of fair value less the cost to dispose of its commercial print finishing business.

(in millions of dollars)	December 31, 2011	December 31, 2010
Financial Position:
Current assets	$—	$23.7
Long-term assets	—	9.4

Total assets	$—	$33.1

Current liabilities (2)	$1.1	$14.6
Long-term liabilities	—	5.3

Total liabilities	$1.1	$19.9

(2)	Liabilities remaining as of December 31, 2011 consist only of litigation accruals.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. Quarterly Financial Information (Unaudited)

The following is an analysis of certain items in the consolidated statements of operations by quarter for 2011 and 2010:

(in millions of dollars, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2011
Net sales	$298.4	$330.2	$339.1	$350.7
Gross profit	89.2	105.5	107.1	112.9
Operating income	13.3	30.6	35.4	35.9
Income (loss) from continuing operations	(9.0)	6.3	11.9	9.4
Income (loss) from discontinued operations	0.9	37.4	(0.2)	—

Net income (loss)	$(8.1)	$43.7	$11.7	$9.4
Basic earnings per common share:
Income (loss) from continuing operations	$(0.16)	$0.11	$0.22	$0.17
Income (loss) from discontinued operations	0.02	0.68	—	—
Net income (loss)	(0.15)	0.79	0.21	0.17
Diluted earnings per common share:
Income (loss) from continuing operations	$(0.16)	$0.11	$0.21	$0.16
Income (loss) from discontinued operations	0.02	0.64	—	—
Net income (loss)	(0.15)	0.75	0.20	0.16
Balance sheet data:
Pension and post-retirement benefit obligations (1)	68.1	64.9	63.2	106.1

2010
Net sales	$300.5	$305.2	$319.4	$359.5
Gross profit	91.0	94.5	97.8	113.8
Operating income	20.5	25.0	30.0	34.2
Income (loss) from continuing operations	(5.2)	4.3	4.4	4.3
Income from discontinued operations	0.5	0.6	1.0	2.5

Net income (loss)	$(4.7)	$4.9	$5.4	$6.8
Basic earnings per common share:
Income (loss) from continuing operations	$(0.10)	$0.08	$0.08	$0.08
Income from discontinued operations	0.01	0.01	0.02	0.05
Net income (loss)	(0.09)	0.09	0.10	0.12
Diluted earnings per common share:
Income (loss) from continuing operations	$(0.10)	$0.08	$0.08	$0.07
Income from discontinued operations	0.01	0.01	0.02	0.04
Net income (loss)	(0.09)	0.09	0.09	0.12
Balance sheet data:
Pension and post-retirement benefit obligations	83.7	81.5	82.3	74.9

(1)	The fourth quarter of 2011 increase in pension and post-retirement benefit obligations was due to both the lower discount rates and the lower than expected return on the assets of the pension plans, and as a result the Company recorded $46.3 million of these actuarial losses in association with the annual actuarial evaluations to reflect the fair value of the obligations. This adjustment was offset to other comprehensive loss on the Company’s balance sheet. For further information see Note 4, Pension and Other Retiree Benefits and Note 14, Accumulated Other Comprehensive Income (Loss).

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

20. Condensed Consolidated Financial Information

The Company’s 100% owned domestic subsidiaries are required to jointly and severally, fully and unconditionally guarantee the notes issued in 2005. For further information on the guarantee see Note 3, Long-term Debt and Short-term Borrowings. Rather than filing separate financial statements for each guarantor subsidiary with the Securities and Exchange Commission, the Company has elected to present the following consolidating financial statements, which detail the results of operations for the years ended December 31, 2011, 2010 and 2009, cash flows for the years ended December 31, 2011, 2010 and 2009 and financial position as of December 31, 2011 and 2010 of the Company and its guarantor and non-guarantor subsidiaries (in each case carrying investments under the equity method), and the eliminations necessary to arrive at the reported amounts included in the consolidated financial statements of the Company.

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Condensed Consolidating Balance Sheets

	December 31, 2011
(in millions of dollars)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$62.0	$(1.2)	$60.4	$—	$121.2
Accounts receivable, net	—	90.6	178.9	—	269.5
Inventories	—	97.5	100.2	—	197.7
Receivables from affiliates	19.7	0.8	41.2	(61.7)	—
Deferred income taxes	2.4	—	5.2	—	7.6
Other current assets	5.5	9.3	12.1	—	26.9

Total current assets	89.6	197.0	398.0	(61.7)	622.9
Property, plant and equipment, net	0.6	75.6	71.0	—	147.2
Deferred income taxes	1.0	—	15.7	—	16.7
Goodwill	—	70.5	64.5	—	135.0
Identifiable intangibles, net	57.8	50.3	22.3	—	130.4
Other non-current assets	13.7	5.2	45.6	—	64.5
Investment in, long term receivable from affiliates	727.8	722.0	200.0	(1,649.8)	—

Total assets	$890.5	$1,120.6	$817.1	$(1,711.5)	$1,116.7

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Current portion of long-term debt	$0.1	$0.1	$—	$—	$0.2
Accounts payable	—	52.6	74.5	—	127.1
Accrued compensation	1.7	9.6	12.9	—	24.2
Accrued customer programs liabilities	—	23.4	43.4	—	66.8
Accrued interest	20.2	—	—	—	20.2
Other current liabilities	3.3	21.2	42.0	—	66.5
Payables to affiliates	9.0	223.3	262.1	(494.4)	—
Liabilities of discontinued operations	—	0.1	1.0	—	1.1

Total current liabilities	34.3	330.3	435.9	(494.4)	306.1
Long-term debt	668.5	0.3	—	—	668.8
Long-term notes payable to affiliates	178.2	16.4	—	(194.6)	—
Deferred income taxes	64.1	—	21.5	—	85.6
Pension and post retirement benefit obligations	5.1	54.7	46.3	—	106.1
Other non-current liabilities	2.2	4.8	5.0	—	12.0

Total liabilities	952.4	406.5	508.7	(689.0)	1,178.6

Stockholder’s (deficit) equity:
Common stock	0.6	562.0	75.3	(637.3)	0.6
Treasury stock	(1.7)	—	—	—	(1.7)
Paid-in capital	1,407.4	696.4	341.9	(1,038.3)	1,407.4
Accumulated other comprehensive loss	(131.0)	(65.8)	(29.8)	95.6	(131.0)
Accumulated deficit	(1,337.2)	(478.5)	(79.0)	557.5	(1,337.2)

Total stockholders’ (deficit) equity	(61.9)	714.1	308.4	(1,022.5)	(61.9)

Total liabilities and stockholders’ (deficit) equity	$890.5	$1,120.6	$817.1	$(1,711.5)	$1,116.7

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Condensed Consolidating Balance Sheets

	December 31, 2010
(in millions of dollars)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$39.5	$(0.4)	$44.1	$—	$83.2
Accounts receivable, net	—	87.5	187.3	—	274.8
Inventories	—	100.2	105.7	—	205.9
Receivables from affiliates	235.5	58.5	38.1	(332.1)	—
Deferred income taxes	3.0	—	6.1	—	9.1
Other current assets	2.5	11.6	9.9	—	24.0
Assets of discontinued operations	—	—	23.7	—	23.7

Total current assets	280.5	257.4	414.9	(332.1)	620.7
Property, plant and equipment, net	1.0	85.6	76.6	—	163.2
Deferred income taxes	0.9	—	9.7	—	10.6
Goodwill	—	70.5	66.4	—	136.9
Identifiable intangibles, net	57.9	53.8	25.3	—	137.0
Other non-current assets	21.6	6.3	43.9	—	71.8
Investment in, long-term receivable from, affiliates	616.9	711.4	200.0	(1,528.3)	—
Assets of discontinued operations	—	—	9.4	—	9.4

Total assets	$978.8	$1,185.0	$846.2	$(1,860.4)	$1,149.6

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Current portion of long-term debt	$0.1	$0.1	$—	$—	$0.2
Accounts payable	—	60.4	49.9	—	110.3
Accrued compensation	1.6	10.0	12.3	—	23.9
Accrued customer program liabilities	—	24.6	48.2	—	72.8
Accrued interest	22.0	—	—	—	22.0
Other current liabilities	2.2	23.7	58.2	—	84.1
Payables to affiliates	60.9	427.2	277.5	(765.6)	—
Liabilities of discontinued operations	—	0.6	14.0	—	14.6

Total current liabilities	86.8	546.6	460.1	(765.6)	327.9
Long-term debt	727.1	0.3	—	—	727.4
Long-term notes payable to affiliates	178.2	16.4	1.7	(196.3)	—
Deferred income taxes	59.6	—	21.6	—	81.2
Pension and other post retirement benefit obligations	4.7	39.9	30.3	—	74.9
Other non-current liabilities	2.2	5.6	4.9	—	12.7
Liabilities of discontinued operations	—	—	5.3	—	5.3

Total liabilities	1,058.6	608.8	523.9	(961.9)	1,229.4

Stockholders’ (deficit) equity
Common stock	0.6	561.3	76.0	(637.3)	0.6
Treasury stock	(1.5)	—	—	—	(1.5)
Paid-in capital	1,401.1	632.0	336.4	(968.4)	1,401.1
Accumulated other comprehensive loss	(86.1)	(47.0)	(4.4)	51.4	(86.1)
Accumulated deficit	(1,393.9)	(570.1)	(85.7)	655.8	(1,393.9)

Total stockholders’ (deficit) equity	(79.8)	576.2	322.3	(898.5)	(79.8)

Total liabilities and stockholders’ (deficit) equity	$978.8	$1,185.0	$846.2	$(1,860.4)	$1,149.6

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Consolidating Statement of Operations

	Year Ended December 31, 2011
(in millions of dollars)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Unaffiliated sales	$—	$621.3	$697.1	$—	$1,318.4
Affiliated sales	—	18.9	5.9	(24.8)	—

Net sales	—	640.2	703.0	(24.8)	1,318.4
Cost of products sold	—	460.8	467.7	(24.8)	903.7

Gross profit	—	179.4	235.3	—	414.7
Advertising, selling, general and administrative expenses	30.4	137.4	126.1	—	293.9
Amortization of intangibles	0.1	3.5	2.7	—	6.3
Restructuring income	—	—	(0.7)	—	(0.7)

Operating income (loss)	(30.5)	38.5	107.2	—	115.2
Interest expense (income) from affiliates	(1.1)	—	1.1	—	—
Interest expense, net	67.4	9.8	—	—	77.2
Equity in (earnings) losses of joint ventures	—	0.5	(9.0)	—	(8.5)
Other expense (income), net	3.1	(22.8)	23.3	—	3.6

Income (loss) before taxes and earnings of wholly owned subsidiaries	(99.9)	51.0	91.8	—	42.9
Income tax expense	6.0	—	18.3	—	24.3

Income (loss) from continuing operations	(105.9)	51.0	73.5	—	18.6
Income (loss) from discontinued operations, net of income taxes	—	(0.4)	38.5	—	38.1

Income (loss) before earnings of wholly owned subsidiaries	(105.9)	50.6	112.0	—	56.7
Earnings of wholly owned subsidiaries	162.6	103.3	—	(265.9)	—

Net income	$56.7	$153.9	$112.0	$(265.9)	$56.7

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Consolidating Statement of Operations

	Year Ended December 31, 2010
(in millions of dollars)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Unaffiliated sales	$—	$632.9	$651.7	$—	$1,284.6
Affiliated sales	—	18.5	5.2	(23.7)	—

Net sales	—	651.4	656.9	(23.7)	1,284.6
Cost of products sold	—	463.2	448.0	(23.7)	887.5

Gross profit	—	188.2	208.9	—	397.1
Advertising, selling, general and administrative expenses	22.8	141.9	116.5	—	281.2
Amortization of intangibles	0.1	3.8	2.8	—	6.7
Restructuring income	—	(0.4)	(0.1)	—	(0.5)

Operating income (loss)	(22.9)	42.9	89.7	—	109.7
Interest (income) expense from affiliates	(1.2)	—	1.2	—	—
Interest expense, net	67.5	10.2	0.6	—	78.3
Equity in (earnings) losses of joint ventures	—	0.3	(8.6)	—	(8.3)
Other (income) expense, net	(0.2)	(18.1)	19.5	—	1.2

Income (loss) from continuing operations before income taxes and earnings of wholly owned subsidiaries	(89.0)	50.5	77.0	—	38.5
Income tax expense (benefit)	6.5	(0.4)	24.6	—	30.7

Income (loss) from continuing operations	(95.5)	50.9	52.4	—	7.8
Income from discontinued operations, net of income taxes	—	0.6	4.0	—	4.6

Income (loss) before earnings of wholly owned subsidiaries	(95.5)	51.5	56.4	—	12.4
Earnings of wholly owned subsidiaries	107.9	47.8	—	(155.7)	—

Net income	$12.4	$99.3	$56.4	$(155.7)	$12.4

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Consolidated Statement of Operations

	Year Ended December 31, 2009
(in millions of dollars)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Unaffiliated sales	$—	$619.6	$613.7	$—	$1,233.3
Affiliated sales	—	22.7	3.4	(26.1)	—

Net sales	—	642.3	617.1	(26.1)	1,233.3
Cost of products sold	—	473.7	421.1	(26.1)	868.7

Gross profit	—	168.6	196.0	—	364.6
Advertising, selling, general and administrative expenses	18.6	131.3	113.1	—	263.0
Amortization of intangibles	0.1	4.1	2.9	—	7.1
Restructuring charges	0.1	3.7	13.6	—	17.4
Intangible asset impairment charges	—	0.8	0.9	—	1.7

Operating income (loss)	(18.8)	28.7	65.5	—	75.4
Interest (income) expense from affiliates	(0.1)	(0.5)	0.6	—	—
Interest expense, net	53.3	7.2	6.5	—	67.0
Equity in (earnings) losses of joint ventures	—	0.2	(4.6)	—	(4.4)
Other (income) expense, net	4.0	(16.0)	17.4	—	5.4

Income (loss) from continuing operations before income taxes and earnings (losses) of wholly owned subsidiaries	(76.0)	37.8	45.6	—	7.4
Income tax expense (benefit)	110.5	(2.4)	17.9	—	126.0

Income (loss) from continuing operations	(186.5)	40.2	27.7	—	(118.6)
Income (loss) from discontinued operations, net of income taxes	—	(15.1)	7.6	—	(7.5)

Income (loss) before earnings (losses) of wholly owned subsidiaries	(186.5)	25.1	35.3	—	(126.1)
Earnings (losses) of wholly owned subsidiaries	60.4	(13.3)	—	(47.1)	—

Net income (loss)	$(126.1)	$11.8	$35.3	$(47.1)	$(126.1)

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2011
(in millions of dollars)	Parent	Guarantors	Non-Guarantors	Consolidated
Net cash provided (used) by operating activities	$(95.5)	$66.6	$90.7	$61.8

Investing activities:
Additions to property, plant and equipment	—	(6.6)	(6.9)	(13.5)
Assets acquired	—	(0.6)	(0.8)	(1.4)
Proceeds from the sale of discontinued operations	—	0.4	53.1	53.5
Proceeds from the disposition of assets	—	—	1.4	1.4

Net cash provided (used) by investing activities.	—	(6.8)	46.8	40.0
Financing activities:
Intercompany financing	111.9	(97.0)	(14.9)	—
Net dividends	69.2	36.5	(105.7)	—
Proceeds from long-term borrowings	—	—	0.1	0.1
Repayments of long-term debt	(62.9)	(0.1)	—	(63.0)
Exercise of stock options and other	(0.2)	—	—	(0.2)

Net cash provided (used) by financing activities.	118.0	(60.6)	(120.5)	(63.1)
Effect of foreign exchange rate changes on cash	—	—	(0.7)	(0.7)
Net increase (decrease) in cash and cash equivalents	22.5	(0.8)	16.3	38.0
Cash and cash equivalents:
Beginning of the period	39.5	(0.4)	44.1	83.2

End of the period	$62.0	$(1.2)	$60.4	$121.2

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2010
(in millions of dollars)	Parent	Guarantors	Non-Guarantors	Consolidated
Net cash provided (used) by operating activities:	$(87.6)	$60.5	$82.0	$54.9

Investing activities:
Additions to property, plant and equipment	—	(5.3)	(7.3)	(12.6)
Assets acquired	—	(1.1)	—	(1.1)
Proceeds (payments) from sale of discontinued operations	—	(4.1)	0.4	(3.7)
Proceeds from the disposition of assets	—	1.7	0.8	2.5

Net cash used by investing activities	—	(8.8)	(6.1)	(14.9)
Financing activities:
Intercompany financing	110.9	(81.9)	(29.0)	—
Net dividends	1.4	31.4	(32.8)	—
Proceeds from long-term borrowings	1.5	—	—	1.5
Repayments of long-term debt	—	(0.1)	(0.1)	(0.2)
Repayments of short-term debt	—	—	(0.5)	(0.5)
Cost of debt issuance	(0.8)	—	—	(0.8)
Exercise of stock options and other	(0.1)	—	—	(0.1)

Net cash provided (used) by financing activities	112.9	(50.6)	(62.4)	(0.1)
Effect of foreign exchange rate changes on cash	—	—	(0.3)	(0.3)
Net increase in cash and cash equivalents	25.3	1.1	13.2	39.6
Cash and cash equivalents:
Beginning of the period	14.2	(1.5)	30.9	43.6

End of the period	$39.5	$(0.4)	$44.1	$83.2

ACCO Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2009
(in millions of dollars)	Parent	Guarantors	Non-Guarantors	Consolidated
Net cash provided (used) by operating activities:	$(58.1)	$94.6	$35.0	$71.5

Investing activities:
Additions to property, plant and equipment	(0.4)	(3.9)	(6.0)	(10.3)
Assets acquired	(1.9)	(0.9)	(0.6)	(3.4)
Proceeds from sale of discontinued operations	—	2.1	7.1	9.2
Proceeds from the disposition of assets	—	—	0.6	0.6

Net cash provided (used) by investing activities	(2.3)	(2.7)	1.1	(3.9)
Financing activities:
Intercompany financing	(17.6)	(111.5)	129.1	—
Net dividends	3.2	18.9	(22.1)	—
Proceeds from long-term borrowings	463.1	—	6.2	469.3
Repayments of long-term debt	(270.1)	—	(127.8)	(397.9)
Repayments of short-term debt	(46.0)	—	(8.2)	(54.2)
Payment of Euro debt hedge	(40.8)	—	—	(40.8)
Cost of debt issuance	(17.4)	—	(3.2)	(20.6)
Exercise of stock options and other	(0.3)	—	—	(0.3)

Net cash provided (used) by financing activities	74.1	(92.6)	(26.0)	(44.5)
Effect of foreign exchange rate changes on cash	—	—	2.4	2.4
Net increase (decrease) in cash and cash equivalents	13.7	(0.7)	12.5	25.5
Cash and cash equivalents:
Beginning of the period	0.5	(0.8)	18.4	18.1

End of the period	$14.2	$(1.5)	$30.9	$43.6

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following Exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Commission, as indicated in the description of each. We agree to furnish to the Commission upon request a copy of any instrument with respect to long-term debt not filed herewith as to which the total amount of securities authorized there under does not exceed 10 percent of our total assets on a consolidated basis.

(a)	Financial Statements, Financial Statement Schedules and Exhibits

1. All Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are filed as part of this report under Item 8—Financial Statements and Supplementary Data, as part of this Report on Form 10-K:

2. Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts and Reserves, for each of the years ended December 31, 2011, 2010 and 2009.

3. Exhibits:

See Index to Exhibits on page 78 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACCO Brands Corporation (Registrant)

By:	/s/ Thomas P. O’Neill, Jr.
Thomas P. O’Neill, Jr.
Senior Vice President, Finance and Accounting (principal accounting officer)

March 20, 2012

EXHIBIT INDEX

Number	Description of Exhibit

23.1	Consent of KPMG LLP*

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	The following financial statements from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2011 and 2010, (ii) the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, (iii) the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009 (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (v) Consolidated Statements of Stockholders Equity (Deficit) for the years ended December 31, 2011, 2010 and 2009, and (vi) related notes to those financial statements tagged as blocks of text.+

+	In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 shall not be deemed to be “filed” for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934, or otherwise subject to liability under those sections, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

ACCO Brands Corporation

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

SCHEDULE II

Allowances for Doubtful Accounts

Changes in the allowances for doubtful accounts were as follows:

	Year Ended December 31,
(in millions of dollars)	2011	2010	2009
Balance at beginning of year	$5.2	$6.9	$7.0
Additions charged to expense	1.4	3.3	3.9
Deductions—write offs	(1.3)	(5.3)	(4.2)
Foreign exchange changes	(0.2)	0.3	0.2

Balance at end of year	$5.1	$5.2	$6.9

Allowances for Sales Returns and Discounts

Changes in the allowances for sales returns and discounts were as follows:

	Year Ended December 31,
(in millions of dollars)	2011	2010	2009
Balance at beginning of year	$9.2	$9.8	$14.7
Additions charged to expense	41.6	31.8	40.8
Deductions—returns	(43.1)	(32.1)	(46.7)
Foreign exchange changes	—	(0.3)	1.0

Balance at end of year	$7.7	$9.2	$9.8

Allowances for Cash Discounts

Changes in the allowances for cash discounts were as follows:

	Year Ended December 31,
(in millions of dollars)	2010	2009	2008
Balance at beginning of year	$1.2	$1.2	$1.1
Additions charged to expense	11.0	11.3	11.6
Deductions—discounts taken	(11.0)	(11.1)	(11.7)
Foreign exchange changes	(0.1)	(0.2)	0.2

Balance at end of year	$1.1	$1.2	$1.2

Warranty Reserves

Changes in the reserve for warranty claims were as follows:

	Year Ended December 31,
(in millions of dollars)	2011	2010	2009
Balance at beginning of year	$3.1	$2.8	$3.0
Provision for warranties issued	3.0	3.2	2.5
Settlements made (in cash or in kind)	(3.4)	(2.9)	(2.7)

Balance at end of year	$2.7	$3.1	$2.8

ACCO Brands Corporation

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

SCHEDULE II (Continued)

Income Tax Valuation Allowance

Changes in the deferred tax valuation allowances were as follows:

	Year Ended December 31,
(in millions of dollars)	2011	2010	2009
Balance at beginning of year	$193.2	$188.9	$63.8
Additions charged to expense	5.4	15.7	123.1
Other	5.7	(11.4)	2.0

Balance at end of year	$204.3	$193.2	$188.9

See accompanying report of independent registered public accounting firm.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-127626, 333-127631, 333-127750, 333-136662 333-153157, 333-157726, and 333-176247) of ACCO Brands Corporation of our report dated February 23, 2012, with respect to the consolidated balance sheets of ACCO Brands Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule, and the effectiveness of internal control over financial reporting, which report is included in the December 31, 2011 annual report on Form 10-K/A of ACCO Brands Corporation.

/s/ KPMG LLP

Chicago, Illinois

March 20, 2012

Exhibit 31.1

CERTIFICATIONS

I, Robert J. Keller, certify that:

1.	I have reviewed this Amendment No. 2 to the Annual Report on Form 10-K of ACCO Brands Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Robert J. Keller
Robert J. Keller
Chairman of the Board and
Chief Executive Officer

Date: March 20, 2012

Exhibit 31.2

CERTIFICATIONS

I, Neal V. Fenwick, certify that:

1.	I have reviewed this Amendment No. 2 to the Annual Report on Form 10-K of ACCO Brands Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Neal V. Fenwick
Neal V. Fenwick
Executive Vice President and Chief Financial Officer

Date: March 20, 2012

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

As adopted pursuant to

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer of ACCO Brands Corporation, hereby certifies that, to his knowledge on the date hereof:

(1)	The Amendment No. 2 to the Annual Report on Form 10-K/A of Acco Brands Corporation for the period ended December 31, 2011 filed on the date hereof with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ACCO Brands Corporation.

By:	/S/ ROBERT J. KELLER
Robert J. Keller
Chairman of the Board and Chief Executive Officer

March 20, 2012

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

As adopted pursuant to

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of ACCO Brands Corporation, hereby certifies that, to his knowledge on the date hereof:

(1)	The Amendment No. 2 to the Annual Report on Form 10-K/A of Acco Brands Corporation for the period ended December 31, 2011 filed on the date hereof with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ACCO Brands Corporation.

By:	/S/ NEAL V. FENWICK
Neal V. Fenwick
Executive Vice President and Chief Financial Officer

March 20, 2012